UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, (C1272ACK)

Autonomous city of Buenos Aires, Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Unaudited condensed consolidated financial statements as of June 30, 2025
2.	Operating and financial review and prospects as of June 30, 2025

Unaudited Condensed Consolidated Financial Statements as of June 30, 2025

General Hornos 690

(C1272ACK) Autonomous city of Buenos Aires

Republic of Argentina

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

INDEX

Glossary of terms
Unaudited condensed consolidated financial statements
Consolidated statements of financial position
Consolidated income statements
Consolidated statements of comprehensive income
Consolidated statements of changes in equity
Consolidated statements of cash flows
Notes to the unaudited condensed consolidated financial statements

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these unaudited condensed consolidated financial statements.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing five Class B Shares.

ADR: American Depositary Receipt.

ARCA (Agencia de Recaudación y Control Aduanero): Argentine Tax Collection and Customs Control Agency.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

CAPEX: Capital expenditures.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): The Argentine Antitrust Commission.

Company/Telecom Argentina: Telecom Argentina S.A.

CVH: Cablevisión Holding S.A., controlling company of Telecom Argentina since January 1, 2018.

DFI: Derivate Financial Instrument.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech: Financial technology services are activities that involve the use of innovation and technological developments for the design, offer and provision of financial products and services.

Fixed and intangible assets: Includes PP&E, Intangible assets, Goodwill, Investment Properties and Rights of use assets.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

ICT Services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

IFRS Accounting Standards: International Financial Reporting Standards, as issued by the IASB.

INDEC (Instituto Nacional de estadísticas y censos): The National Institute of statistics and cense.

La Capital Cable: Name corresponding to limited company La Capital Cable S.A., respectively, company that is directly or indirectly associates according to the definition of the General Corporations Law.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Micro Sistemas/Pem/Cable Imagen/Inter Radios/Personal Smarthome/NYS2/ RISSAU/ Manda/ TSMA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A., NYS2 S.A.U., Negocios y Servicios S.A.U., Red Intercable Satelital S.A.U.,Manda S.A. and Teledifusora San Miguel Arcángel S.A..

NYSE: New York Stock Exchange.

OCI: Other comprehensive income

OPH: Name corresponding to company Open Pass Holding LLC that is a joint venture of Telecom Argentina.

PPA: Purchase Price Allocation

PP&E: Properties, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).

RMB: Official currency of Popular Republic of China.

TELECOM ARGENTINA S.A.

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

SOF: Secured Overnight Financing.

Telecom: Telecom Argentina and its consolidated subsidiaries.

TAMAR: (Tasa Mayorista de Argentina) Argentina Wholesale Rate published by the Banco Central de la República Argentina.

Telecom USA/ Núcleo/ Personal Envíos/ Televisión Dirigida/ Adesol/ Opalker/ Ubiquo/ MFH/ Naperville/ Saturn / CrediPay/ Parklet: Names corresponding to foreign companies Telecom Argentina USA Inc., Núcleo S.A.E., Personal Envíos S.A., Televisión Dirigida S.A., Adesol S.A., Opalker S.A., Ubiquo Chile Spa,Micro Fintech Holding LLC, Naperville Investments LLC, Saturn Holding LLC, CrediPay S.A. and Parklet S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

TMA: Telefónica Móviles Argentina S.A.

USA: United States of America

UVA (Unidad de Valor Adquisitivo): Purchasing Value Unit, an index developed and published by the Banco Central de la República Argentina.

VER TV: Ver T.V. S.A.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.d)

		June 30,	December 31,
ASSETS	Note	2025	2024
Current Assets
Cash and cash equivalents	2	330,952	366,376
Investments	2	45,837	38,654
Trade receivables		728,369	340,678
Other receivables		154,404	51,512
Inventories		120,503	69,569
Assets classified as held for sale		492	2,031
Total current assets		1,380,557	868,820
Non-Current Assets
Trade receivables		640	497
Other receivables		21,879	56,360
Deferred income tax assets	8	366,099	37,971
Investments	2	30,733	15,663
Goodwill	3	3,885,277	3,881,864
PP&E	4	5,665,089	4,984,287
Intangible assets	5	2,484,503	2,182,671
Right of use assets	6	671,510	565,493
Investment properties		52,502	-
Total non-current assets		13,178,232	11,724,806
TOTAL ASSETS		14,558,789	12,593,626
LIABILITIES
Current Liabilities
Trade payables		938,478	511,821
Borrowings	7	1,371,973	1,234,692
Salaries and social security payables		317,280	260,421
Income tax liabilities	8	144,094	5,248
Other taxes payables		207,212	104,349
Dividends payables		799	790
Leases liabilities		124,290	85,783
Other liabilities		68,595	46,498
Provisions	9	45,575	4,470
Total current liabilities		3,218,296	2,254,072
Non-Current Liabilities
Trade payables		15,102	18,963
Borrowings	7	3,044,427	2,077,804
Salaries and social security payables		49,156	10,897
Deferred income tax liabilities	8	1,419,241	1,623,716
Other taxes payables		-	2
Leases liabilities		201,364	159,346
Other liabilities		47,485	17,629
Provisions	9	262,935	60,829
Total non-current liabilities		5,039,710	3,969,186
TOTAL LIABILITIES		8,258,006	6,223,258
EQUITY
Equity attributable to Controlling Company		6,224,353	6,244,016
Equity attributable to non-controlling interest		76,430	126,352
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)		6,300,783	6,370,368
TOTAL LIABILITIES AND EQUITY		14,558,789	12,593,626

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.d)

		Three month period ended		Six month period ended
		June 30,		June 30,
	Note	2025	2024	2025	2024
Revenues	12	1,911,678	1,193,554	3,357,004	2,324,104
Employee benefit expenses and severance payments		(499,245)	(289,042)	(803,339)	(549,934)
Interconnection and transmission costs		(47,513)	(32,913)	(94,450)	(74,385)
Fees for services, maintenance, materials and supplies		(242,729)	(153,867)	(425,083)	(319,234)
Taxes and fees with the Regulatory Authority		(168,378)	(93,186)	(289,138)	(180,302)
Commissions and advertising		(107,140)	(62,133)	(182,714)	(120,828)
Cost of equipment and handsets	13	(87,494)	(63,521)	(147,926)	(102,958)
Programming and content costs		(87,133)	(68,283)	(163,277)	(130,200)
Bad debt expenses	9	(39,031)	(21,057)	(66,223)	(49,192)
Other operating expenses, net		(104,985)	(61,696)	(177,701)	(106,813)
Depreciation, amortization and impairment of Fixed and intangible assets		(470,631)	(391,207)	(831,126)	(776,833)
Operating income (loss)		57,399	(43,351)	176,027	(86,575)
Losses from associates and joint ventures	2	(1,842)	(1,898)	(1,744)	(4,144)
Financial results from borrowings	14	(311,912)	245,382	(221,129)	1,564,261
Other financial results, net	14	(10,478)	37,443	5,765	228,403
Income (loss) before income tax		(266,833)	237,576	(41,081)	1,701,945
Income tax benefit (expense)	8	92,472	(155,508)	(34,473)	(504,015)
Net income (loss) for the period		(174,361)	82,068	(75,554)	1,197,930

Attributable to:
Controlling Company		(178,207)	76,134	(83,792)	1,187,416
Non-controlling interest		3,846	5,934	8,238	10,514
		(174,361)	82,068	(75,554)	1,197,930

Earnings (losses) per share for income attributable to the Controlling Company - Basic and diluted	1.c	(82.7)	35.4	(38.9)	551.3

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

See Note 13 for additional information on operating expenses per function.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.d)

	Three month period ended		Six month period ended
	June 30,		June 30,
	2025	2024	2025	2024

Net income (loss) for the period	(174,361)	82,068	(75,554)	1,197,930

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Currency translation adjustments (no effect on Income Tax)	27,539	(53,771)	16,684	(225,969)
DFI effects classified as hedges	-	241	-	1,394
Gains of investment at fair value	(3,398)	-	889	-
Income Tax effects	1,189	(47)	(311)	(488)
Other comprehensive income (loss), net of tax	25,330	(53,577)	17,262	(225,063)

Total comprehensive income (loss) for the period	(149,031)	28,491	(58,292)	972,867

Attributable to:
Controlling Company	(156,939)	39,145	(67,448)	1,029,254
Non-controlling interest	7,908	(10,654)	9,156	(56,387)
	(149,031)	28,491	(58,292)	972,867

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency – Note 1.d)

	Owners contribution		Reserves				Other comprehensive loss	Retained earnings	Equity attributable to controlling company	Equity attributable to non-controlling interest	Total Equity
	Outstanding shares Capital nominal value	Inflation adjustment	Contributed Surplus	Legal	Special reserve for IFRS implementation	Facultative (1)
Balances as of January 1, 2024	2,154	2,152,978	3,165,529	127,870	46,885	714,762	(130,662)	(645,972)	5,433,544	194,373	5,627,917
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024
- Absorption of retained earnings (losses) and reserve reclassification	-	-	(194,044)	-	-	(451,928)	-	645,972	-	-	-
Dividends to non-controlling shareholders	-	-	-	-	-	-	-	-	-	(12,003)	(12,003)
Subsidiary acquisition	-	-	-	-	-	-	-	-	-	3,359	3,359
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	1,187,416	1,187,416	10,514	1,197,930
Other comprehensive loss	-	-	-	-	-	-	(158,162)	-	(158,162)	(66,901)	(225,063)
Total comprehensive income (loss) for the period	-	-	-	-	-	-	(158,162)	1,187,416	1,029,254	(56,387)	972,867
Balances as of June 30, 2024	2,154	2,152,978	2,971,485	127,870	46,885	262,834	(288,824)	1,187,416	6,462,798	129,342	6,592,140

Balances as of January 1, 2025	2,154	2,152,978	2,971,485	127,870	46,885	126,036	(348,636)	1,165,244	6,244,016	126,352	6,370,368
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2025 (2)
- Absorption of specific retained earnings (losses)	-	-	(104,231)	56,686	-	1,212,789	-	(1,165,244)	-	-	-
Dividends to non-controlling shareholders	-	-	-	-	-	-	-	-	-	(11,293)	(11,293)
Transaction non-controlling interest (3)	-	-	-	-	-	-	47,785	-	47,785	(47,785)	-
Comprehensive income:
Net income (loss) for the period	-	-	-	-	-	-	-	(83,792)	(83,792)	8,238	(75,554)
Other comprehensive income	-	-	-	-	-	-	16,344	-	16,344	918	17,262
Total comprehensive income (loss) for the period	-	-	-	-	-	-	16,344	(83,792)	(67,448)	9,156	(58,292)
Balances as of June 30, 2025	2,154	2,152,978	2,867,254	184,556	46,885	1,338,825	(284,507)	(83,792)	6,224,353	76,430	6,300,783

(1)	Correspond to the Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level.
(2)	See Note 16 b).
(3)	This operation represents a transaction between controlling and non-controlling stockholders related to the acquisition of 100% Adesol’s special purpose entities. See Note 1.a).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.d)

		Six month period ended
		June 30,
	Note	2025	2024
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the period		(75,554)	1,197,930
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		68,262	42,257
Depreciation of PP&E	4	621,283	593,709
Amortization of intangible assets	5	91,461	68,525
Amortization of rights of use assets	6	116,089	115,118
Depreciation of Investment properties		2,610	-
Disposals of Fixed and intangible assets		5,769	950
Losses from associates and joint ventures	2	1,744	4,144
Financial results and others		215,685	(1,957,040)
Income tax expenses	8	34,473	504,015
Income tax paid		(5,215)	(4,137)
Change in operating assets and liabilities, net of effects from purchase of controlled entity
Decrease / (Increase) Trade receivables		(88,851)	(217,364)
Decrease / (Increase) Other receivables		(53,920)	(59,984)
Decrease / (Increase) Inventories		317	10,111
(Decrease) / Increase Trade payables		(107,352)	103,531
(Decrease) / Increase Salaries and social security payables		(28,980)	15,152
(Decrease) / Increase Other taxes payables		(63,404)	50,009
Increase Other liabilities and Provisions		(47,549)	(8,708)
Total cash flows from operating activities		686,868	458,218
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Payments for PP&E		(409,457)	(238,553)
Payments for intangible asset acquisitions		(52,373)	(25,139)
Dividends received from associates		-	1,065
Proceeds from the sale of PP&E and intangible assets		14,580	3,975
Payments for acquisition of subsidiary, net of cash acquired	16	(1,140,955)	(7,126)
Proceeds from DFI liquidations		2,285	1,124
Proceeds from sale of investments not considered as cash and cash equivalents		127,846	204,561
Payments for investments not considered as cash and cash equivalents		(51,200)	(266,159)
Total cash flows used in investing activities		(1,509,274)	(326,252)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from borrowings	7	2,531,849	368,264
Payment of borrowings	7	(1,323,128)	(313,811)
Repurchase of Notes	7	(4,801)	-
Payment of interests, DFI and related expenses	7	(323,074)	(215,029)
Payments of leases liabilities		(90,149)	(50,045)
Dividends paid to non-controlling interests in subsidiaries		(11,147)	(11,053)
Total cash flows from (used in) financing activities		779,550	(221,674)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(42,856)	(89,708)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		366,376	400,456
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		7,432	(80,694)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		330,952	230,054

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

(In millions of Argentine pesos in current currency – Note 1.d)

Main non-cash transactions from the consolidated statement of cash flows are the following:

	Classification of activities	Six month period ended
		June 30,
Description		2025	2024
PP&E and intangible assets acquisition financed with accounts payable	Investing - Operating	31,480	97,032
Right of use assets acquisition owed	Investing – Financing	92,053	127,366
Trade payables cancelled with government bonds	Investing – Operating	-	15,926
Issuance costs payable	Financing – Operating	1,389	-
Trade payables cancelled with borrowings	Financing - Operating	-	14,650
Dividend payable from subsidiaries	Financing - Operating	-	949
Dividends distribution from associates uncollected	Investing - Operating	-	99
Acquisition of companies and joint ventures financed by other liabilities	Investing - Operating	-	8,881
Other receivables offset with acquisition of companies and joint ventures	Investing – Operating	-	5,170

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025, AND 2024

(In millions of Argentine pesos in current currency, except as otherwise indicated)

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and significant accounting policies

These unaudited condensed consolidated financial statements as of June 30, 2025, and for the six and three-month periods ended on June 30, 2025, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

Therefore, these financial statements do not include all the information required in an annual financial statement and, consequently, they must be read jointly with the annual financial statements as of December 31, 2024 included in form 20F 2024, which can be consulted at the Company´s website (https:// https://inversores.telecom.com.ar/en/quarterly-earnings.html). It should be noted that the annual financial statements have been measured in terms of current pesos as of December 31, 2024, applying the guidance in IAS 29. These unaudited condensed consolidated financial statements have been measured in terms of current pesos as of June 30, 2025, applying the guidance in IAS 29. (See Note 1.d).

We have not recast our annual financial statements to measure them in terms of current pesos as of June 30, 2025, the most recent financial period for which consolidated financial statements are available. Therefore, the annual financial statements and the unaudited condensed consolidated financial statements are not comparable.

These unaudited condensed consolidated financial statements were prepared following the same accounting policies as in the most recent annual financial statements, except for those policies incorporated due to the acquisition of TMA:

(i)	measurement of financial assets: assets that are held for collection of contractual cash flows and for selling, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in profit or loss, within “Other financial results, net”. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss,
(ii)	Investment properties, which is recorded initially at cost, and then at cost less accumulated depreciation, and comprise primarily land and buildings that are not occupied for its own operations, and the depreciation is calculated on a straight-line basis for the estimated useful life of 50 years, (calculated in accordance with technical studies, periodically reviewed) and
(iii)	termination benefits plans: additionally to what is mentioned in Note 3.o) to the annual financial statements as of December 31, 2024, Telecom recognizes costs for a restructuring according to IAS 37 (i.e., it has a detailed formal plan for the restructuring, and it has raised a valid expectation in those affected that it will carry out the restructuring) and when involves the payment of terminations benefits. These termination benefit plans correspond to the TMA subsidiary and are recognized in the line “Salaries and social security payables” in the consolidated statements of financial position. In addition to the termination benefits plans in effect at the time of the acquisition of TMA, during the six- and three-month periods ending June 30, 2025 this subsidiary recognized a new restructuring plan, which had an impact of $52,314 million on results, recognized as “Employee benefit expenses and severance payments” for the six and three-month periods ended on June 30, 2025. The balance of the mentioned termination plan currently in execution amounted to $18,830 million as of June 30, 2025.

These unaudited condensed consolidated financial statements were prepared including in the consolidation process the following companies:

TELECOM ARGENTINA S.A.

Company	Main activity	Country	Telecom Argentina's direct/indirect interest in capital stock and votes
TMA(a)	ICT Services and Audiovisual Communication Services	Argentina	99.999625%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
Manda	Holding	Argentina	100.00%
RISSAU	Broadcasting services	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Pem	Investment	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Personal Smarthome	Security solutions and services	Argentina	100.00%
NYS2	ICT Services and Audiovisual Communication Services.	Argentina	100,00%
TSMA	Community Closed-Circuit Television	Argentina	100.00%
Ubiquo	Cybersecurity services and products	Chile	95.00%
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
CrediPay	Financial services	Paraguay	67.50%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (b)	Holding	Uruguay	100.00%
Opalker	Cybersecurity, content platform and related services	Uruguay	100.00%
Parklet (c)	Development and provision of digital platforms	Uruguay	51,00%
MFH	Holding	USA	100.00%
Naperville	Holding	USA	100.00%
Saturn	Holding	USA	100.00%
Telecom USA	Telecommunication services	USA	100.00%

(a)           Company acquired on February 24, 2025. See Note 16.

(b)           Adesol acquired 100% of the equity interests in the following companies incorporated in the Eastern Republic of Uruguay, which render subscription television services in various locations of that country: Bersabel S.A., Audomar S.A., Dolfycor S.A., Reiford S.A., Tracel S.A., Space Energy Tech S.A., and Visión Satelital S.A. This acquisition was approved by the regulatory authority through Resolution No. 79 issued by the Ministry of Industry, Energy and Mining of Uruguay dated February 27, 2025, and published in the Official Gazette of the Eastern Republic of Uruguay on March 12, 2025.

(c)           Until May 19, 2025, Telecom Argentina indirectly held 100% of the company through Opalker. On May 19, 2025, Opalker transferred to the unrelated company “Tech-Co Enablers, LLC”, shares representing 49% of Parklet’s capital and voting rights. As a result, from that date, Opalker’s interest in Parklet is 51%. On the same date, the parties signed a shareholders’ agreement (“Agreement”) which sets forth, among other matters, the rights and obligations of both parties regarding their participation in the company. According to the Agreement, a special majority with the consent of both shareholders is required to decide on key business and corporate matters. Therefore, Opalker alone does not have the ability to use its power over the investee to influence its returns, and exercises joint control, accounting for its investment as a joint venture from the date the share transfer transaction was completed, which value as of June 30, 2025, is $0.2 million.

The preparation of these unaudited condensed consolidated financial statements in accordance with IAS 34 requires that the Company's Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited condensed consolidated financial statements are expressed in millions of Argentine pesos, on an accrual basis of accounting (except for the consolidated statement of cash flows), based on historical cost, except for certain financial assets and liabilities (includes DFI) that are measured at fair value and are prepared in current currency as of June 30, 2025.

The figures as of December 31, 2024, and for the six and three-month periods ended on June 30, 2024, which are disclosed in these unaudited condensed consolidated financial statements for comparative purposes, are a result of restating the financial statements as of such dates to values in current currency as of June 30, 2025. This is as a consequence of the restatement process of the financial information described in point d).

As disclosed in Note 16.a) to these unaudited condensed consolidated financial statements, the Company has consolidated TMA as from February 24, 2025, and, therefore, the Company's financial statements as of June 30, 2025, and the results for the six and three-month periods ended June 30, 2025, are not comparable to the comparative information presented in these unaudited condensed consolidated financial statements.

These unaudited condensed consolidated financial statements as of June 30, 2025, were authorized for issuance and approved by resolution of the Board of Directors’ meeting held on August 11, 2025.

These unaudited condensed consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included.

TELECOM ARGENTINA S.A.

b)	Segment information

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit, according to the current regulatory context of the converged ICT Services industry (adding to the same segment both the activities related to the mobile services, internet services, cable television and fixed and data services, services governed by the same regulatory framework of ICT Services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic-financial information of Telecom Argentina and its subsidiaries (in current currency as of the date of each transaction), that is prepared as a single segment and evaluate the evolution of business as a unit of generation of results, administrating the resources in a unique way to achieve the objectives. Regarding costs, they are not specifically allocated to a type of service, considering that the Company has a single payroll and operating expenses that affect all services in general (non-specific). Further, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and are not allocated specifically to one of them.

Following the acquisition of TMA, dated February 24, 2025 (see Note 16), the Company identified a new reportable segment, “ICT Services provided in Argentina – TMA Networks” corresponding to the provision of mobile and fixed telephony services, fixed broadband, and video services on a nationwide scale in Argentina, using its own networks, with its own infrastructure. The subsidiary TMA is managed as a separate business unit, and therefore, the Executive Committee and the CEO review its economic and financial information (stated in historic currency at the transaction date) separately.

Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina. Telecom also carries out activities abroad (Paraguay, USA, Uruguay and Chile).

The operations that Telecom develops through Micro Sistemas, and those developed abroad, are not analyzed as a separate segment by the Executive Committee and the CEO, considering that they are not considered as individually significant. These operations do not meet the aggregation criteria established by the standard to be grouped within the "ICT Services provided in Argentina– Telecom Networks" segment and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category "Other segments".

The Executive Committee and the CEO continue to monitor these businesses to evaluate the way its performance is reviewed and, eventually, its consideration as a separate reportable segment provided it complies with the requirements established by IFRS Accounting Standards to that effect.

As a result, segments as of June 30, 2025, are the following:

-	ICT Services provided in Argentina – Telecom Networks: Corresponds to the operations carried out by the Company and its subsidiaries located in Argentina (excluding TMA) engaged in the provision of ICT services.
-	ICT Services provided in Argentina – TMA Networks: Corresponds to the operations carried out by the subsidiary TMA as from the acquisition date.
-	Other segments: Corresponds to the operations for a) ICT services provided aboard (Paraguay, USA, Uruguay and Chile) and b) the development of activities in the fintech industry, through the subsidiaries Micro Sistemas and Personal Envíos in Argentina and Paraguay, respectively.

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed and intangible assets.

Presented below is the segment financial information as it is analyzed by the Executive Committee and the CEO for the six and three-month periods ended June 30, 2025 and 2024, respectively:

TELECOM ARGENTINA S.A.

Consolidated Income Statement for the six-month period ended June 30, 2025

	ICT Services provided in Argentina –			ICT Services provided in Argentina –			Other segments			Eliminations	Total
	Telecom Network			TMA Network
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency
Revenues	2,146,036	115,100	2,261,136	932,686	36,128	968,814	167,384	8,963	176,347	(49,293)	3,357,004
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(508,352)	(26,675)	(535,027)	(247,565)	(5,432)	(252,997)	(14,549)	(766)	(15,315)	-	(803,339)
Fees for services, maintenance, materials and supplies	(256,738)	(27,745)	(284,483)	(118,175)	(3,438)	(121,613)	(21,053)	(1,146)	(22,199)	3,212	(425,083)
Taxes and fees with the Regulatory Authority	(179,564)	(9,583)	(189,147)	(90,035)	(2,488)	(92,523)	(7,089)	(379)	(7,468)	-	(289,138)
Commissions and advertising	(88,750)	(4,532)	(93,282)	(56,783)	(1,458)	(58,241)	(32,022)	(1,918)	(33,940)	2,749	(182,714)
Programming and content costs	(122,715)	(6,485)	(129,200)	(17,738)	(505)	(18,243)	(15,042)	(792)	(15,834)	-	(163,277)
Other operating costs without depreciation, amortization and impairment of Fixed and intangible assets	(258,015)	(26,214)	(284,229)	(183,077)	(22,827)	(205,904)	(37,481)	(2,018)	(39,499)	43,332	(486,300)
Adjusted EBITDA	731,902	13,866	745,768	219,313	(20)	219,293	40,148	1,944	42,092	-	1,007,153
Depreciation, amortization and impairment of Fixed and intangible assets											(831,126)
Operating income											176,027
Losses from associates and joint ventures											(1,744)
Financial results from borrowings											(221,129)
Other financial results, net											5,765
Loss before income tax											(41,081)
Income tax expense											(34,473)
Net loss											(75,554)

Attributable to:
Controlling Company											(83,792)
Non-controlling interest											8,238
											(75,554)

TELECOM ARGENTINA S.A.

Consolidated Income Statement for the three-month period ended June 30, 2025

	ICT Services provided in Argentina –			ICT Services provided in Argentina –			Other segments			Eliminations	Total
	Telecom Network			TMA Network
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency
Revenues	1,117,314	17,319	1,134,633	700,476	19,823	720,299	89,430	1,567	90,997	(34,251)	1,911,678
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(279,798)	(4,783)	(284,581)	(204,073)	(2,817)	(206,890)	(7,659)	(115)	(7,774)	-	(499,245)
Fees for services, maintenance, materials and supplies	(132,288)	(8,363)	(140,651)	(90,862)	(1,796)	(92,658)	(10,824)	(176)	(11,000)	1,580	(242,729)
Taxes and fees with the Regulatory Authority	(93,645)	(1,450)	(95,095)	(68,276)	(1,180)	(69,456)	(3,767)	(60)	(3,827)	-	(168,378)
Commissions and advertising	(47,869)	(717)	(48,586)	(44,203)	(702)	(44,905)	(14,954)	(225)	(15,179)	1,530	(107,140)
Programming and content costs	(64,581)	(1,007)	(65,588)	(13,190)	(232)	(13,422)	(8,003)	(120)	(8,123)	-	(87,133)
Other operating costs without depreciation, amortization and impairment of Fixed and intangible assets	(135,829)	(8,399)	(144,228)	(125,487)	(19,364)	(144,851)	(20,563)	(522)	(21,085)	31,141	(279,023)
Adjusted EBITDA	363,304	(7,400)	355,904	154,385	(6,268)	148,117	23,660	349	24,009	-	528,030
Depreciation, amortization and impairment of Fixed and intangible assets											(470,631)
Operating income											57,399
Losses from associates and joint ventures											(1,842)
Financial results from borrowings											(311,912)
Other financial results, net											(10,478)
Loss before income tax											(266,833)
Income tax benefit											92,472
Net loss											(174,361)

Attributable to:
Controlling Company											(178,207)
Non-controlling interest											3,846
											(174,361)

TELECOM ARGENTINA S.A.

Consolidated Income Statement for the six-month period ended June 30, 2024

	ICT Services provided in Argentina – Telecom Network			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency
Revenues	1,319,709	813,049	2,132,758	125,324	80,728	206,052	(14,706)	2,324,104
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(327,914)	(203,581)	(531,495)	(11,216)	(7,223)	(18,439)	-	(549,934)
Fees for services, maintenance, materials and supplies	(166,078)	(128,637)	(294,715)	(16,835)	(10,875)	(27,710)	3,191	(319,234)
Taxes and fees with the Regulatory Authority	(107,086)	(65,739)	(172,825)	(4,543)	(2,934)	(7,477)	-	(180,302)
Commissions and advertising	(48,355)	(29,195)	(77,550)	(27,436)	(17,302)	(44,738)	1,460	(120,828)
Programming and content costs	(68,356)	(41,595)	(109,951)	(9,701)	(10,548)	(20,249)	-	(130,200)
Other operating costs without depreciation, amortization and impairment of Fixed and intangible assets	(170,475)	(132,443)	(302,918)	(24,638)	(15,847)	(40,485)	10,055	(333,348)
Adjusted EBITDA	431,445	211,859	643,304	30,955	15,999	46,954	-	690,258
Depreciation, amortization and impairment of Fixed and intangible assets								(776,833)
Operating loss								(86,575)
Losses from associates and joint ventures								(4,144)
Financial results from borrowings								1,564,261
Other financial results, net								228,403
Income before income tax								1,701,945
Income tax expense								(504,015)
Net income								1,197,930

Attributable to:
Controlling Company								1,187,416
Non-controlling interest								10,514
								1,197,930

TELECOM ARGENTINA S.A.

Consolidated Income Statement for the three-month period ended June 30, 2024

	ICT Services provided in Argentina – Telecom Network			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency
Revenues	760,560	345,513	1,106,073	65,579	29,738	95,317	(7,836)	1,193,554
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(192,799)	(87,749)	(280,548)	(5,841)	(2,653)	(8,494)	-	(289,042)
Fees for services, maintenance, materials and supplies	(90,375)	(52,288)	(142,663)	(8,768)	(4,048)	(12,816)	1,612	(153,867)
Taxes and fees with the Regulatory Authority	(61,713)	(28,031)	(89,744)	(2,364)	(1,078)	(3,442)	-	(93,186)
Commissions and advertising	(28,309)	(12,869)	(41,178)	(15,004)	(6,758)	(21,762)	807	(62,133)
Programming and content costs	(40,307)	(18,320)	(58,627)	(4,010)	(5,646)	(9,656)	-	(68,283)
Other operating costs without depreciation, amortization and impairment of Fixed and intangible assets	(102,957)	(62,771)	(165,728)	(12,992)	(5,884)	(18,876)	5,417	(179,187)
Adjusted EBITDA	244,100	83,485	327,585	16,600	3,671	20,271	-	347,856
Depreciation, amortization and impairment of Fixed and intangible assets								(391,207)
Operating loss								(43,351)
Losses from associates and joint ventures								(1,898)
Financial results from borrowings								245,382
Other financial results, net								37,443
Income before income tax								237,576
Income tax expense								(155,508)
Net income								82,068

Attributable to:
Controlling Company								76,134
Non-controlling interest								5,934
								82,068

TELECOM ARGENTINA S.A.

Additional required information is disclosed below:

	Three month period ended		Six month period ended
	June 30,		June 30,
Revenues	2025	2024	2025	2024
Revenues from customers in Argentina	1,821,984	1,105,186	3,196,073	2,129,367
Revenues from foreign customers	89,694	88,368	160,931	194,737
	1,911,678	1,193,554	3,357,004	2,324,104
CAPEX
CAPEX corresponding to the segment “ICT Services provided in Argentina – Telecom Network”			322,058	274,103
CAPEX corresponding to the segment “ICT Services provided in Argentina – TMA Network”			121,853	n/a
CAPEX corresponding to the segment “Other segments”			37,278	39,024
			481,189	313,127

			June 30,	December 31,
Fixed and intangible assets			2025	2024
Fixed and intangible assets corresponding to the segment “ICT Services provided in Argentina – Telecom Network”			10,859,453	11,156,013
Fixed and intangible assets corresponding to the segment “ICT Services provided in Argentina – TMA Network”			1,431,251	n/a
Fixed and intangible assets corresponding to the segment “Other segments”			468,177	458,302
			12,758,881	11,614,315
Borrowings
Borrowings corresponding to the segment “ICT Services provided in Argentina – Telecom Network”			4,377,108	3,258,185
Borrowings corresponding to the segment “ICT Services provided in Argentina – TMA Network”			5	n/a
Borrowings corresponding to the segment “Other segments”			39,287	54,311
			4,416,400	3,312,496

c)	Net earnings per share

Basic earnings per share is calculated by dividing the net income attributable to the Controlling Company by the weighted average number of ordinary shares outstanding during the period. On the other hand, diluted earnings per share is computed by dividing the net income attributable to the Controlling Company for the period by the weighted average number of common shares issued and to be potentially issued at the end of the period. Since the Company has no dilutive potential common stock outstanding, basic and dilutive earnings per share amounts do not differ.

For the six and three-month periods ended June 30, 2025, and 2024, the weighted average number of shares outstanding amounted to 2,153,688,011.

d)	Financial reporting in hyperinflationary economies

Since Argentina has been considered a high-inflation economy for accounting purposes in accordance with IAS 29 since July 1, 2018, the financial information expressed in Argentine pesos is restated in current currency of June 30, 2025.

The table below shows the evolution of the indexes as of June 30, 2025, and 2024 and December 31, 2024 according to official statistics (INDEC) in accordance with Resolution No. 539/18 of the FACPCE and the devaluation of the Argentine peso vs. de US dollar for the same years / periods:

TELECOM ARGENTINA S.A.

	As of June 30, 2024	As of December 31, 2024	As of June 30, 2025

National Consumer Price Index (National CPI) (December 2016=100)	6,351.7	7,694.0	8,855.6

Variation in prices
Annual	271.5%	117.8%	39.4%
Accumulated six months	79.8%	n/a	15.1%
Accumulated three months since March 2024/2025	18.6%	n/a	6.0%

Banco Nación US$/$ exchange rate	912.0	1,032.0	1,205.0

Variation in the exchange rate
Annual	255.3%	27.7%	32.1%
Accumulated six months	12.8%	n/a	16.8%
Accumulated three months since March 2024/2025	6.3%	n/a	12.2%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2024.

e)	New Standards and Interpretations issued by the IASB

New standards and amendments – applicable on January1, 2025

Standards and amendments	Description	Mandatory application date for years beginning on or after
Amendments to IAS 21	Lack of Exchangeability: Evaluation when a currency is exchangeable into another currency;	January 1, 2025

The application of the detailed amendment did not generate any impact on the results of operations or the financial situation of the Company.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS

	June 30,	December 31,
Cash and cash equivalents	2025	2024
Cash and Banks (1)	109,233	140,134
Time deposits	92,027	120,822
Mutual funds	129,692	105,420
Total cash and cash equivalents	330,952	366,376

(1)	As of June 30, 2025 and December 31, 2024 includes restricted funds for $8,032 million and $10,057 million, respectively, corresponding to the funds to be paid to clients.

Investments
Current
Government bonds and Notes at fair value through profit or loss	11,130	13,105
Government bonds and Notes at fair value through OCI	33,013	-
Mutual funds	814	23,747
Others investment at amortized cost	880	1,802
	45,837	38,654
Non- current
Government bonds and Notes at fair value through OCI	17,295	-
Investments in associates and joint ventures (a)	13,409	15,662
Other investments	29	1
	30,733	15,663
Total investments	76,570	54,317

(a)	Information on Investments in associates and joint ventures is detailed below:

TELECOM ARGENTINA S.A.

Financial position information:

Companies	Nature of relationship	Main activity	Country	Percentage of capital stock owned and voting rights (%)	Valuation as of 06.30.2025	Valuation as of 12.31.2024
La Capital Cable (1) (2)	Associate	Closed-circuit television	Argentina	50.00	5,581	5,422
OPH (1)	Joint venture	Holding	USA	50.00	7,828	10,240
Total					13,409	15,662

(1)      Data about the issuer arises from extra-accounting information.

(2)      Direct and indirect interest.

The evolution of investments in associates and joint ventures is as follows:

	Balances as of December 31, 2024	Earnings (loss) of the period	Currency translation adjustments	Balances as of June 30, 2025
La Capital Cable	5,422	159	-	5,581
OPH	10,240	(1,899)	(513)	7,828
	15,662	(*) (1,740)	(513)	13,409

(*) In addition, a result of $(4) million corresponding to the sale of Parklet's equity stake in May 2025 was recognized (see Note 1.a).

	Balances as of December 31, 2023	Dividends	Earnings (loss) of the period	Currency translation adjustments	Balances as of June 30, 2024
Ver TV	26,300	(563)	(1,017)	-	24,720
TSMA	9,560	(18)	(217)	-	9,325
La Capital Cable	5,634	(583)	35	-	5,086
OPH	18,175	-	(2,945)	(3,026)	12,204
	59,669	(1,164)	(4,144)	(3,026)	51,335

NOTE 3 – GOODWILL

Movements in Goodwill are as follows:

	June 30,
	2025	2024
At the beginning of the year	3,881,864	3,869,779
Increases	-	21,101
Decreases (1)	(4)	-
Currency translation adjustments	3,417	(10,100)
At the end of the period	3,885,277	3,880,780

(1)	Corresponds to the sale of Parklet's equity stake in May 2025.

NOTE 4 – PP&E

	June 30,	December 31,
	2025	2024
PP&E	5,719,015	5,037,236
Allowance for obsolescence and impairment of materials	(38,457)	(37,132)
Accumulated impairment of others PP&E	(15,469)	(15,817)
	5,665,089	4,984,287

Movements in PP&E (without allowance for obsolescence and impairment of materials and accumulated impairment of others PP&E) are as follows:

TELECOM ARGENTINA S.A.

	June 30,
	2025	2024
At the beginning of the year	5,037,236	5,755,453
Acquisitions through business combination (*)	868,422	2,546
CAPEX	430,744	289,612
Currency translation adjustments	4,945	(170,459)
Net carrying value of decreases	(951)	(537)
Reclassified to Assets classified as held for sale (**)	(98)	(2,483)
Depreciation of the period	(621,283)	(593,709)
At the end of the period	5,719,015	5,280,423

(*) For June 30, 3025, it corresponds to the acquisition of TMA (see Note 16). For June 30, 2024, it corresponds to the acquisition of Naperville.

(**) Corresponds to properties that the Company has considered available for sale and meet the requirements of IFRS 5 for their classification.

Movements in the allowance for obsolescence and impairment of materials are as follows:

	June 30,
	2025	2024
At the beginning of the year	(37,132)	(55,123)
(Increases)/Decreases	(1,303)	9,198
Currency translation adjustments	(22)	534
At the end of the period	(38,457)	(45,391)

Movements in the accumulated impairment of others PP&E are as follows:

	June 30,
	2025	2024
At the beginning of the year	(15,817)	(6,214)
Decreases	348	558
At the end of the period	(15,469)	(5,656)

NOTE 5 – INTANGIBLE ASSETS

	June 30,	December 31,
	2025	2024
Intangible assets	2,569,533	2,267,701
Impairment allowance	(85,030)	(85,030)
	2,484,503	2,182,671

Movements in Intangible assets (without considering the impairment allowance) are as follows:

	June 30,
	2025	2024
At the beginning of the year	2,267,701	2,356,869
Acquisitions through business combination (*)	342,750	-
CAPEX	50,445	23,515
Currency translation adjustments	98	(8,792)
Amortization of the period	(91,461)	(68,525)
At the end of the period	2,569,533	2,303,067

(*) See Note 16.

The evolution of the provision for impairment of intangible assets is as follows:

	June 30,
	2025	2024
At the beginning of the year	(85,030)	(85,011)
Increases	-	-
At the end of the period	(85,030)	(85,011)

TELECOM ARGENTINA S.A.

NOTE 6 – RIGHT OF USE ASSETS

Movements in right of use assets are as follows:

	June 30,
	2025	2024
At the beginning of the year	565,493	540,608
Acquisitions through business combination (*)	134,547	-
Increase	92,053	127,366
Net carrying value of decreases	(4,818)	(413)
Currency translation adjustments	324	(16,277)
Amortization of the period	(116,089)	(115,118)
At the end of the period	671,510	536,166

(*) See Note 16.

NOTE 7 – BORROWINGS

	June 30,	December 31,
Current	2025	2024
Bank overdrafts – principal	316,754	142,083
Bank and other financial entities loans – principal	145,872	162,662
Notes – principal	594,379	748,922
Loans for purchase of equipment	11,082	7,412
Interest and related expenses	303,886	173,613
	1,371,973	1,234,692
Non-current
Notes – principal	1,779,487	1,501,549
Bank and other financial entities loans – principal	374,771	156,715
Loans for purchase of equipment	14,239	9,124
Interest and related expenses	875,930	410,416
	3,044,427	2,077,804
Total borrowings	4,416,400	3,312,496

Movements in Borrowings are as follows:

	Cash items	Non-cash items	Total

At the beginning of the year			3,312,496
Proceeds from borrowings – principal	2,330,382	1	2,330,383
Issuance costs payable	-	(1,389)	(1,389)
Payment of borrowings – principal	(1,322,855)	-	(1,322,855)
Repurchase of Notes	(4,801)	-	(4,801)
Payment of interests and related expenses	(321,693)	-	(321,693)
Payment of DFI	(1,381)	-	(1,381)
Proceed from bank overdrafts net of payment (*)	201,194	-	201,194
Accrued interest and other financial cost	-	129,386	129,386
Foreign currency exchange gains	-	94,399	94,399
Currency translation adjustments	-	661	661
Total at 06.30.25	880,846	223,058	4,416,400

TELECOM ARGENTINA S.A.

	Cash items	Non-cash items	Total

At the beginning of the year			5,333,844
Proceeds from borrowings – principal	93,181	14,650	107,831
Payment of borrowings – principal	(313,797)	-	(313,797)
Payment of interests and related expenses	(214,000)	-	(214,000)
Payment of DFI	(1,029)	-	(1,029)
Proceed from bank overdrafts net of payment (*)	275,069	-	275,069
Accrued interest and other financial cost	-	179,185	179,185
Foreign currency exchange gains	-	(1,742,121)	(1,742,121)
Currency translation adjustments	-	(50,262)	(50,262)
Total at 06.30.24	(160,576)	(1,598,548)	3,574,720

(*) Includes $(273) million and $(14) million as of June 30, 2025 and 2024, respectively, related to payment of bank overdrafts.

Recent developments of Borrowings for the six-month period ended June 30, 2025, are detailed below:

a)	Notes

Series	Currency	Amount involved (in millions)	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date
24	US$	800(1)	May 28, 2025	May 28, 2033	In two installments: (i) 50% in 05/2032 and (ii) 50% in 05/2033	9.25%	Semiannual basis

(1)	The Company issued Notes for a nominal value of US$800 million. Since the issuance was made below par, the amount involved was US$789 million and the Company received net proceeds of US$785 million (equivalent to $925,109 million in current currency as of June 30, 2025), which were used to prepay part of the loans obtained for the acquisition of TMA.

b)	Bank and other financing entities loans

Loans related to the acquisition of TMA

The acquisition of TMA, described in Note 16, was financed through two loans totaling US$1,170 million (net of issuance costs US$ 1,142 million, equivalent to $ 1,364,891 million in current currency as of June 30, 2025).

Its main characteristics are:

Entities	Currency	Principal residual nominal value	Residual Nominal Capital	Maturity date	Amortization	Interest rate	Spread	Interest payment date
		(in millions)	(in millions)
Syndicated loan (1)	US$	970	320	02/2029	In one installment at maturity date	Variable annual rate: SOF 3 months	Between 4.00% and 7.00%	Quarterly basis
Bilateral loan (2)	US$	200	66	Between 02/2028 and 02/2030	Semiannually from 02/2028	Variable annual rate: SOF 3 months	4.00%	Quarterly basis

(1)	An unsecured syndicated loan granted by Banco Bilbao Vizcaya Argentaria S.A., Deutsche Bank AG, London Branch and Banco Santander, S.A.

(2)	An unsecured bilateral loan granted by Industrial and Commercial Bank of China (Argentina) S.A.U., governed by Argentine law.

On May 29, 2025 the Company applied proceeds from Notes Series 24 to: (i) prepay a principal amount equal to US$650 million and interest equal US$0.3 million under the Syndicated Loan (equivalent to $782,177 million in current currency as of June 30, 2025) and, (ii) prepay a principal amount equal to US$134 million and interest equal to US$0.1 million under the Bilateral Loan (equivalent to $161,002 million in current currency as of June 30, 2025). As of June 30, 2025 the outstanding balance of these loans amounts to $433,897 million.

These loans establish, among other provisions, the obligation to comply with certain financial ratios, which are calculated based on contractual definitions, on a quarterly basis, along with the presentation of the Company’s consolidated financial statements: i) “Net Debt/EBITDA” and ii) “EBITDA/Interest Net”.

TELECOM ARGENTINA S.A.

c)	Compliance with covenants

As of the date of issuance of these unaudited condensed consolidated financial statements, the Company complies with: a) the EBITDA/ Interest Net ratio and b) the Net Debt/EBITDA ratio established in the loan agreements in force as of June 30, 2025, and is also in compliance with the rest of the covenants established.

NOTE 8 – INCOME TAX AND DEFERRED INCOME TAX ASSETS/LIABILITIES

Movements in income tax liabilities are as follows:

	June 30,
	2025	2024
At the beginning of the year	(5,248)	(3,915)
Current income tax expense	(223,343)	(7,721)
Payments	5,215	4,137
RECPAM and currency translation adjustments	21,480	1,916
Income tax withholdings	57,802	180
At the end of the period	(144,094)	(5,403)

Movements in Deferred Income tax assets/(liabilities), net are as follows:

	June 30,
	2025	2024
At the beginning of the year	(1,585,745)	(1,121,176)
Increases in Deferred tax	188,870	(496,294)
Currency translation adjustments	132	(5,319)
Other comprehensive income	(311)	(488)
Acquisitions through business combination (*)	343,912	-
Other	-	(298)
At the end of the period	(1,053,142)	(1,623,575)

Net deferred tax assets	366,099	29,144
Net deferred tax liabilities	(1,419,241)	(1,652,719)

(*) See Note 16.

As of June 30, 2025, Telecom and some subsidiaries have cumulative tax loss carryforwards of $172,761 million, that represents a deferred tax asset of $60,169 million.

Income tax expense differed from the amounts computed by applying the statutory income tax rate of each company to pre-tax income as a result of the following:

	June 30,
	2025	2024
	Profit (loss)
Income (expenses) before income tax	(41,081)	1,701,945
Non-taxable items – Losses from associates and joint ventures	1,744	4,144
Non-taxable items – Other	(16,917)	(2,597)
Restatement in current currency of Equity, goodwill and other	450,253	966,544
Subtotal	393,999	2,670,036
Average statutory income tax rate	33.10%	34.69%
Income tax expense at statutory tax rate of each company	(130,428)	(926,223)
Deferred tax liability restatement in current currency and other	294,043	1,268,391
Income tax inflation adjustment	(196,330)	(845,463)
Income tax on cash dividends of foreign companies	(1,758)	(720)
Income tax expense (*)	(34,473)	(504,015)

Current tax	(223,343)	(7,721)
Deferred tax	188,870	(496,294)
Income tax expense	(34,473)	(504,015)

(*) Includes $(485) million and $3,780 million for the six-month periods ended June 30, 2025 and 2024, respectively, corresponding to adjustments made in the respective 2024 and 2023 tax returns. It also includes $298 million for the six-month period ended June 30, 2024, related to a creditable withholding originated in the subsidiary MFH, which is not an income tax liable entity.

TELECOM ARGENTINA S.A.

NOTE 9 – PROVISIONS AND ALLOWANCES

The evolution of the allowances deducted from the asset (excluding PP&E and intangible assets) is detailed below:

	Trade receivables		Other receivables		Inventories
	06.30.25	06.30.24	06.30.25	06.30.24	06.30.25	06.30.24
At the beginning of the year	(109,028)	(88,033)	(1,553)	(4,396)	(8,959)	(3,426)
(Increases)	(66,223)	(49,192)	(152)	(514)	(932)	(2,307)
Acquisitions through business combination (*)	(113,385)	-	-	-	-	-
Uses and others	23,755	(1,200)	-	-	556	177
RECPAM and currency translation adjustments	24,951	47,401	94	1,969	(2)	-
At the end of the period	(239,930)	(91,024)	(1,611)	(2,941)	(9,337)	(5,556)

(*) See Note 16.

The evolution of provisions as of June 30, 2025, and 2024 is as follows:

	Legal Claims and contingent liabilities		Asset retirement obligations		Total provisions
	06.30.25	06.30.24	06.30.25	06.30.24	06.30.25	06.30.24
Current provisions
At the beginning of the year	4,470	13,384	-	-	4,470	13,384
Acquisitions through business combination (*)	13,279	-	3,552	-	16,831	-
Increases - Principal	350	238	-	-	350	238
Payments	(23,503)	(14,480)	-	-	(23,503)	(14,480)
Reclassifications	33,667	15,013	7,452	-	41,119	15,013
RECPAM, currency translation adjustments and others	6,393	(4,778)	(85)	-	6,308	(4,778)
Total current provisions	34,656	9,377	10,919	-	45,575	9,377

Non-current provisions
At the beginning of the year	26,252	32,099	34,577	33,360	60,829	65,459
Acquisitions through business combination (*)	169,196	-	52,919	-	222,115	-
Capital - Other operating costs, net	14,964	9,870	-	-	14,964	9,870
Capital - Right-of-use assets	-	-	8,459	18,742	8,459	18,742
Increase - Other interest, net	29,454	10,143	4,649	-	34,103	10,143
Payments	(63)	(39)	(1,023)	-	(1,086)	(39)
Reclassifications	(33,667)	(15,013)	(7,452)	-	(41,119)	(15,013)
RECPAM, currency translation adjustments and others	(25,027)	(9,231)	(10,303)	(16,491)	(35,330)	(25,722)
Total non-current provisions	181,109	27,829	81,826	35,611	262,935	63,440

(*) See Note 16.

TMA is subject to various lawsuits and claims in labor, tax, regulatory, and other matters, considered in the course of its ordinary business. Information on legal claims and contingent liabilities by their nature is detailed below:

Labor contingencies	140,567
Tax contingencies	5,315
Civil and regulatory contingencies	36,593
Total	182,475

Labor contingencies mainly derive from:

•	Joint and several liabilities in labor matters;
•	Occupational accidents and diseases; and
•	Salary differences and other compensation payments.

Tax contingencies mainly derive from claims from ARCA, provincial tax authorities and municipalities. In this case, they primarily relate to:

•	Municipal fees; and
•	National and provincial taxes.

TELECOM ARGENTINA S.A.

Civil and regulatory contingencies relate to civil, commercial, administrative litigation, regulatory, and other matters. In this case, they primarily relate to:

•	damages;
•	regulatory claims;
•	claims relating to accountability; and
•	fines imposed by regulatory authorities.

Given the nature of the risks covered by these provisions, it is not possible to precisely determine the probable dates of potential payments.

In addition to the aforementioned contingencies, there are other claims filed against TMA by different customer associations related to the industry and market common issues, some of which are in their initial stages. Considering the time elapsed since the acquisition, these claims are being analysed for the purpose of making an appropriate estimation and valuation to be considered in the final allocation of the PPA within the timeframes provided by IFRS 3, given that these estimations involve significant judgments that require more time and additional information for their final allocation. However, based on this preliminary assessment, the final impact of these contingencies, if they occur, is not expected to significantly affect the Company's financial position, results of operation or liquidity.

NOTE 10 – ADDITIONAL INFORMATION OF FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of June 30, 2025, and December 31, 2024 are the following:

	06.30.2025	12.31.2024
	In equivalent millions of Argentine pesos
Assets	464,701	409,138
Liabilities	(4,715,823)	(3,024,694)
Net Liabilities	(4,251,122)	(2,615,556)

Offsetting of financial assets and financial liabilities

The following table presents financial assets and liabilities that are offset as of June 30, 2025, and December 31, 2024:

	As of June 30, 2025
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	732,773	51,099	(957,344)	(13,748)
Offsetting	(3,764)	(3,613)	3,764	3,613
Current and non-current assets (liabilities) – Book value	729,009	47,486	(953,580)	(10,135)

	As of December 31, 2024
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	360,092	26,964	(549,702)	(24,259)
Offsetting	(18,917)	(4,089)	18,918	4,089
Current and non-current assets (liabilities) – Book value	341,175	22,875	(530,784)	(20,170)

Fair value hierarchy and other disclosures

The measurement at fair value of the financial instruments of Telecom are classified according to the three levels set out in IFRS 13:

-	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (e.g. as prices) or indirectly (e.g. derived from prices).
-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

TELECOM ARGENTINA S.A.

Financial assets and liabilities recognized at fair value as of June 30, 2025, and December 31, 2024, and the level of hierarchy are listed below:

As of June 30, 2025	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1) (2)	133,718	-	133,718
Government bonds (1) (2)	44,143	-	44,143
Other receivables: Compensation received for company acquisitions (3)	-	1,169	1,169
Other receivables: DFI (4)	-	377	377
Non-current Assets
Government bonds (1)	-	17,295	17,295
Other receivables: Compensation received for company acquisitions (3)	-	2,068	2,068
Total assets	177,861	20,909	198,770
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	-	625	625
Total liabilities	-	625	625

As of December 31, 2024	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1) (2)	107,222	-	107,222
Government bonds (1) (2)	13,105	-	13,105
Other receivables: Compensation received for company acquisitions (3)	-	1,242	1,242
Non-current Assets
Other receivables: Compensation received for company acquisitions (3)	-	2,782	2,782
Total assets	120,327	4,024	124,351
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	-	740	740
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	-	692	692
Total liabilities	-	1,432	1,432

(1)	The Mutual funds are included in Cash and cash equivalents, Investments and Guarantee of financial operations included in Other receivables. The Government bonds are included in Investments.
(2)	The fair value is based on information obtained from active markets and corresponds to quoted market prices as of period-end. A market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
(3)	The fair value was determined by the variation between the quoted values of certain public securities in foreign currency and Argentine pesos.
(4)	DFI for forward purchases of US dollars, calculated by the variation between the market prices at the end of the period and the time of agreement.

In relation to the fair values set forth above, as of June 30, 2025, there were no changes in the methods and assumptions used with respect to what was reported in Note 22 to the consolidated financial statements as of December 31, 2024.

The Company also has certain financial instruments that are not measured at fair value for which the book value approximates their fair value, except for:

Borrowings

As of June 30, 2025, the fair value of borrowings is as follows:

	Carrying Value	Fair Value

Notes	3,328,903	3,238,817
Other borrowings	1,087,497	1,137,137
	4,416,400	4,375,954

TELECOM ARGENTINA S.A.

The fair value of the loans was assessed as follows:

a)	The fair value of Notes traded in active markets was measured based on quoted market prices at the end of the reporting period. As a result, its valuation classifies as Level 1.
b)	The fair value of Notes that are not traded in an active market was measured based on quotes provided by first-tier financial entities, so their valuation qualifies as Level 2.
c)	For the rest of the borrowings, the fair values were calculated based on cash flows discounted using a current lending rate, so as they are classified as level 3.

NOTE 11 – PURCHASE COMMITMENTS

As of June 30, 2025 and December 31, 2024, the Company has entered into various purchase commitments with domestic and from abroad amounting to approximately $1,075,487 million and $1,141,270 million, respectively (of which $249,775 million and $348,775 million corresponds to Fixed and intangible assets commitments, respectively). These purchase commitments include those that contain “take or pay” clauses, which force the buyer to purchase a quantity of a product or service in a period, usually annually, or, alternatively, to pay that amount even if it has not been taken or accepted to receive it.

NOTE 12 – REVENUES

	Three month period ended		Six month period ended
	June 30,		June 30,
	2025	2024	2025	2024
Mobile Services	947,429	477,381	1,604,897	937,473
Internet Services	402,750	304,280	744,556	582,878
Cable Television Services	203,643	171,213	386,699	338,872
Fixed and Data Services	230,482	150,277	394,652	308,555
Other services revenues	13,909	11,781	30,182	24,734
Subtotal services revenues	1,798,213	1,114,932	3,160,986	2,192,512
Equipment revenues	113,465	78,622	196,018	131,592
Total Revenues	1,911,678	1,193,554	3,357,004	2,324,104

NOTE 13 – OPERATING EXPENSES

The main components of the operating expenses are the following:

	Three month period ended		Six month period ended
	June 30,		June 30,
	2025	2024	2025	2024
Cost of equipment	Profit/(loss)
Inventory balance at the beginning of the year (*)	(137,964)	(77,936)	(78,528)	(82,451)
Plus:
Acquisitions through business combinations (**)	-	-	(68,015)	-
Purchases	(80,829)	(53,749)	(133,995)	(92,597)
Other	1,459	3,787	2,772	7,713
Less:
Inventory balance at the end of the period (*)	129,840	64,377)	129,840	64,377
	(87,494)	(63,521)	(147,926)	(102,958)

(*) Without considering allowance for obsolescence.

(**) See Note 16.

Operating expenses disclosed by function of expense amounted to $3,180,977 million and $2,410,679 million for the six-month period ended June 30, 2025, and 2024, respectively are as follows:

TELECOM ARGENTINA S.A.

Concept	Operating costs	Administration costs	Commercialization costs	Other expenses	Total 06.30.25	Total 06.30.24
Employee benefit expenses and severance payments	(428,811)	(139,924)	(234,604)	-	(803,339)	(549,934)
Interconnection costs and transmission costs	(94,450)	-	-	-	(94,450)	(74,385)
Fees for services, maintenance, materials and supplies	(148,942)	(94,260)	(181,881)	-	(425,083)	(319,234)
Taxes and fees with the Regulatory Authority	(286,539)	2,342	(4,941)	-	(289,138)	(180,302)
Commissions and advertising	-	-	(182,714)	-	(182,714)	(120,828)
Cost of equipment and handsets	(147,926)	-	-	-	(147,926)	(102,958)
Programming and content costs	(163,277)	-	-	-	(163,277)	(130,200)
Bad debt expenses	-	-	(66,223)	-	(66,223)	(49,192)
Other operating expenses, net	(114,706)	(35,632)	(27,363)	-	(177,701)	(106,813)
Depreciation, amortization and impairment of Fixed and intangible assets	(696,290)	(87,614)	(47,539)	317	(831,126)	(776,833)
Total as of 06.30.25	(2,080,941)	(355,088)	(745,265)	317	(3,180,977)
Total as of 06.30.24	(1,592,380)	(309,564)	(509,254)	519		(2,410,679)

NOTE 14 – FINANCIAL RESULTS

	Three month period ended		Six month period ended
	June 30,		June 30,
	2025	2024	2025	2024
Interests on borrowings (*)	(78,869)	(30,475)	(130,919)	(74,063)
Remeasurement in borrowings (**)	(4,769)	(54,406)	1,533	(103,189)
Foreign currency exchange gains (losses) on borrowings (***)	(228,274)	330,263	(91,743)	1,741,513
Total financial results from borrowings	(311,912)	245,382	(221,129)	1,564,261
Fair value gains (losses) on financial assets at fair value through profit or loss	(28,647)	18,268	(30,730)	(21,020)
Other foreign currency exchange gains	5,502	49,724	19,957	211,153
Other interests, net	25,125	2,311	20,434	11,462
Other taxes and bank expenses	(32,632)	(42,752)	(52,803)	(68,575)
Financial expenses on pension benefits	(2,008)	(927)	(3,159)	(2,107)
Financial discounts on assets, debts and others	(2,818)	(10,071)	(8,999)	(10,515)
RECPAM	25,000	20,890	61,065	108,005
Total other financial results, net	(10,478)	37,443	5,765	228,403
Total financial results, net	(322,390)	282,825	(215,364)	1,792,664

(*) Includes $1,933 million corresponding to net income generated by DFI for the six-month period ended June 30, 2024. Includes $841 million corresponding to net income generated by DFI for the three-month period ended June 30, 2024.

(**) Related to Notes issued in UVA.

(***) Include $2,656 million and $(608) million corresponding to net exchange differences generated by DFI for the six-month periods ended June 30, 2025, and 2024, respectively. Include $2,542 million and $793 million corresponding to net exchange differences generated by DFI for the three-month periods ended June 30, 2025, and 2024, respectively.

NOTE 15 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)	Controlling Company

CVH is the controlling company of Telecom Argentina.

TELECOM ARGENTINA S.A.

b)	Balances with Related parties

•	Associates and joint venture

CURRENT ASSETS		June 30,	December 31,
Trade receivables		2025	2024
OPH	Joint venture	61	53
		61	53

CURRENT LIABILITIES		June 30,	December 31,
Trade payables		2025	2024
La Capital Cable	Associate	199	238
OPH	Joint venture	5	548
		204	786
Other liabilities
OPH	Joint venture	-	3,466
		-	3,466

NON - CURRENT LIABILITIES
Other liabilities
OPH	Joint venture	-	3,172
		-	3,172

•	Other Related parties

CURRENT ASSETS	June 30,	December 31,
Trade receivables	2025	2024
Other related parties	2,666	2,158
	2,666	2,158
Other receivables
Other related parties	742	730
	742	730
CURRENT LIABILITIES
Trade payables
Other related parties	13,228	13,977
	13,228	13,977
Dividends payable
Other related parties	799	-
	799	-

c)	Transactions with Related parties

•	Associates and joint ventures

	Transaction	Kind of related party	Six-month period ended June 30,
			2025	2024
			Profit (loss)
			Revenues
La Capital Cable	Services revenues and other revenues	Associate	64	120
Ver TV	Services revenues and other revenues	Associate	-	49
OPH	Services revenues and other revenues	Joint venture	288	198
			352	367
			Operating costs
La Capital Cable	Fees for services	Associate	(1,017)	(602)
			(1,017)	(602)

TELECOM ARGENTINA S.A.

•	Other Related parties

	Transaction	Six-month period ended June 30,
		2025	2024
		Profit (loss)
		Revenues
Other related parties	Services and advertising revenues	3,517	3,428
		3,517	3,428

		Operating costs
Other related parties	Programming costs	(20,691)	(20,544)
Other related parties	Editing and distribution of magazines	(1,834)	(2,575)
Other related parties	Advisory services	(5,454)	(3,308)
Other related parties	Advertising purchases	(962)	(698)
Other related parties	Other purchases and commissions	(6,206)	(1,850)
		(35,147)	(28,975)

The transactions discussed above were made on an arm length transaction basis. When Telecom’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

NOTE 16 – RECENT DEVELOPMENTS CORRESPONDING TO THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

a)	Business combination: “Acquisition of TMA”

On February 24, 2025 (the “Acquisition Date”), the Company acquired 86,460,983,849 common shares of TMA, representing 99.999625% of its capital stock, acquiring control. TMA is a company incorporated in the Republic of Argentina, providing mobile and fixed telephony, fixed broadband, and video services on a national scale in Argentina.

The purpose of the acquisition was to enhance the quality of existing services and to expand the coverage and capacity of both mobile and fixed networks.

The contractual purchase price for this transaction was US$1,245 million ($1,452,434 million in current currency as of June 30, 2025), which was settled in the following manner: (a) by assuming a debt owed by the seller to TMA in the amount of US$126 million ($146,890 million in current currency as of June 30, 2025); and (b) as consideration transferred (“consideration paid”), pursuant to IFRS 3, the remaining balance of US$1,119 million ($1,305,544 million in current currency as of June 30, 2025), which was paid in cash using funds obtained from two loans (See Note 7).

The assets and liabilities in millions recognized as a result of the acquisition are as follows:

TELECOM ARGENTINA S.A.

	(In current currency at the acquisition date)	(In current currency as of June 30, 2025)
Cash and cash equivalents	149,678	164,589
Investment	88,434	97,248
Trade receivables	335,696	369,152
Other receivables	69,289	76,195
Inventories	61,851	68,015
Assets classified as held for sale	2,366	2,602
Deferred income tax assets	313,988	343,912
PP&E	797,587	868,422
Intangible assets	311,686	342,750
Right of use assets	137,014	150,669
Investment properties	52,764	58,023
Trade payables	(430,015)	(462,862)
Salaries and social security payables	(139,583)	(153,494)
Other taxes payables	(193,325)	(212,592)
Leases liabilities	(106,991)	(117,654)
Other liabilities	(45,920)	(50,485)
Provisions	(217,291)	(238,946)
Net identifiable assets acquired	1,187,228	1,305,544

The preliminary fair value of the acquired trade receivables is $369,152 million in current currency as of June 30, 2025. The gross contractual amount for trade receivables due is $482,537 million, with a loss allowance of $113,385 million recognized on acquisition.

The Company's management conducted a preliminary assessment of the PPA. It should be noted that this is a preliminary assessment, since the valuation of certain assets and liabilities involves significant judgments that require additional time and information. Therefore, as of the date of these unaudited condensed consolidated financial statements, no goodwill has been recognized. Once the PPA determination is completed, within the timeframes provided for by IFRS 3, any resulting effects will be recognized.

Impact on Operations for the period

The acquired business generated revenues from ordinary activities in the amount of $968,814 million and net loss in the amount of $13,761 million from the acquisition date to June 30, 2025. Had the acquisition been conducted as of January 1, 2025, the revenues from ordinary activities and net income contributed by the acquired business would have amounted to $1,452,096 million and $105,220 million, respectively, (not including the effect of any reciprocal operations that may exist).

Regulatory Impact of the Acquisition

As of the date of these unaudited condensed consolidated financial statements, the Company has duly submitted the required filings in connection with the acquisition of TMA and has initiated the necessary proceedings before CNDC and ENACOM in order to obtain, respectively, the approval of the Argentine Secretariat of Industry and Trade (or any successor authority acting as the enforcement authority of Law No. 27,442) for the economic concentration resulting from the acquisition of TMA, and the approval of ENACOM for the change of control. The filing with CNDC was made on March 3, 2025, and the filing with ENACOM was made on March 7, 2025, in both cases in accordance with the applicable regulatory framework.

TELECOM ARGENTINA S.A.

Both administrative proceedings are currently pending. On March 21, 2025, a Resolution has been issued by the Secretariat of Industry and Trade, whereby it ordered, as a provisional measure pursuant to Article 44 of Law No. 27,442, that, for a period of six months or until the Secretariat of Industry and Trade issues a decision regarding the approval, approval subject to conditions, or denial of the authorization of the transaction pursuant to Article 14 of such law, whichever occurs first, the Company must refrain from carrying out any legal, corporate and/or commercial acts that would directly or indirectly result in the integration or consolidation of TMA’s business with that of the Company. This includes any initiative aimed at unifying or integrating the personnel of TMA and the Company, as well as any exchange of competitively sensitive information with TMA, such as pricing and pricing strategies, costs and margins, business plans and commercial strategies, customer and supplier information, investment plans, among others. The Company must also comply with the reciprocal infrastructure sharing agreements entered into by the Company and TMA prior to the acquisition. The Resolution does not alter the manner in which the Company and TMA operate, since the Acquisition Date, as they continue to be companies that conduct their business independently, and each has its own Board of Directors and management.

On April 6, 2025, the Company appealed this resolution before the Secretary of Industry and Commerce and the CNDC. The Company has also appealed the note of the Secretary of Industry and Commerce dated March 27, 2025, addressed to the CNDC, through which a monitoring agent of the Company and TMA was appointed. On June 5, 2025, the Company was notified of the decision of the Chamber III of the Federal Court of Appeals on Civil and Commercial Matters, which resolved to grant the Company’s appeal, and further ordering the Secretary of Industry and Commerce to refrain from taking any measure contrary to such suspension.

In addition, on June 19, 2025, the Company was notified of a Resolution of the Secretary of Industry and Commerce, through which, the Company was notified of the technical report issued by the CNDC, which constitutes the objection report under Article 14 of Law No. 27,442.

This report does not represent a final resolution or the imposition of sanctions. Instead, it represents a procedural stage affording the parties the opportunity to exercise their right of defense, submit responses, or propose commitments to mitigate possible anticompetitive consequences.

Pursuant to the aforementioned resolution, the Secretary of Industry and Commerce granted the Company 15 days to submit any comments it deems appropriate regarding the preliminary objection report issued by the CNDC; and/or propose remedies it deems appropriate to mitigate the competitive effects outlined in the objection report. The Secretary also called for a special hearing to consider any such measures proposed by the Company, with the date to be set by the CNDC in due course.

The Company believes that the objection report was issued and notified prematurely, at too early a stage of the process, without all the necessary and/or relevant information and before all the relevant procedures set forth by Law No. 27,442 were completed. The Company does not agree with the preliminary conclusions expressed in the objection report and has focused on analyzing all CNDC statements therein and submitting all presentations and technical data it deemed appropriate in response to the report (including information incorporated into Form F2, which was submitted by the Company recently and is pending analysis by the CNDC).

On August 5, 2025, the Company duly and timely responded to the Preliminary Objection Report issued by the CNDC. Together with that submission, and without this being construed in any way as an acknowledgment that the transaction raises an antitrust concern, the Company expressed its willingness to consider potential commitments to address the provisional concerns outlined in the Preliminary Objection Report, which, if accepted by the CNDC and implemented by the Company, could constitute feasible remedies.

The Company believes that, under reasonable and normal market conditions, none of these proposed remedies would have a material adverse effect on the Company’s business or impair its ability to service its financial obligations.

The Company will exercise all rights available to it to review or challenge any decisions that it considers to be inconsistent with applicable Argentine law or the actual competitive conditions in each relevant market and jurisdiction.

There can be no assurance regarding the outcome of the post closing review of the Acquisition by regulatory authorities, even though, the Company, together with its legal advisors, has strong arguments to support its position.

TELECOM ARGENTINA S.A.

b)	Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2025, the shareholders of Telecom decided, among other:

(i)	To approve the Board of Directors’ proposal stated in current currency as of June 30, 2025 using the National Consumer Price Index pursuant to CNV Resolution No. 777/18 in connection with the Accumulated retained earnings as of December 31, 2024 for $1,165,244 million in current currency as of June 30, 2025: (a) allocate the amount of $56,686 million in current currency as of June 30, 2025 to “Legal Reserve”; (b) allocate the amount of $1,108,558 million in current currency as of June 30, 2025 to “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level”; (c) to reclassify the amount of $104,231 million in current currency as of June 30, 2025 from “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” and to be charged against the “Contributed Surplus”;
(ii)	to delegate on the Board of Directors the power to reverse, before December 31, 2025 the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” in an amount that allows distribution of dividends in cash or in non-cash or any combination of both options, for up to the maximum amount of distribution of US$300 million.

NOTE 17 – SUBSEQUENT EVENTS TO JUNE 30, 2025

After June 30, 2025, the Company obtained the following financing:

a)	Notes

Series	Currency	Amount involved (in millions)	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date
25	US$	50.5 (1)	07/2025	07/2027	In one installment at maturity date	7.50%	Quarterly basis
26		$57,962	07/2025	07/2026	In one installment at maturity date	TAMAS plus 4%	Quarterly basis
24	US$	200 (2)	07/2025	05/2033	-In two installments i) 50% in May 2032 and ii) 50% in May 2033	9.25%	Semiannually
(1)	Equivalent to $62,052 million.
(2)	It corresponds to additional issuance of Series 24 Notes issued in May, 2025. This additional subscription price was above par, so the amount involved was US$208 million (equivalent to $273,520 million), which, net of issuance expenses, amount to US$207 million (equivalent to $272,205 million).

On July 30, 2025, the Company applied the funds from the reopening of ON 24 to: (i) prepay a principal amount equivalent to US$168.8 million and interest equivalent to US$2.8 million under the Syndicated Loan (equivalent to $225,654 million) and, (ii) prepay an amount of principal equivalent to US$34.8 million and interest equivalent to US$0.6 million under the Bilateral Loan (equivalent to $46,551 million).

TELECOM ARGENTINA S.A.

b)	Bank and other financing entities loans

Entities	Currency	Principal residual nominal value	Maturity date	Amortization	Interest rate	Spread	Interest payment date
		(in millions)
Banco Macro S.A.		$100,000	07/2028	In three installments: -33.33% in July, 2026 -33.33% in July, 2027 -33.33% in July, 2028	TAMAR	6.60%	Quarterly basis
Banco BBVA Argentina S.A.		$50,000	01/2028	In three installments: -33.33% in January, 2027 -33.33% in July, 2027 -33.33% in January, 2028	TAMAR	6.60%	Quarterly basis
Industrial and Commercial Bank of China (Argentina) S.A.U.	RMB	930	07/2028	In three installments: -33.33% in January, 2028 -33.33% in April, 2028 -33.33% in July, 2028	Fixed 6.15%	n/a	Quarterly basis

Carlos Moltini
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2025

(In millions of Argentine pesos in current currency - except per share data in Argentine pesos in current currency- or as expressly indicated)

1.	General considerations

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this operating and financial review and prospects discloses the comparative balances set forth below, restated to current currency as of June 30, 2025.

The table below shows the evolution of the national consumer price index (National CPI) and the Banco Nación U.S. dollar exchange rate used for the preparation of this operating and financial review and prospects, discussed in Note 1.d) to the unaudited condensed consolidated financial statements:

	As of June 30, 2024	As of December 31, 2024	As of June 30, 2025
National Consumer Price Index (National CPI) (December 2016=100)	6,351.7	7,694.0	8,855.6

Variation in prices
Annual / Interannual	271.5%	117.8%	39.4%
Accumulated six months	79.8%	n/a	15.1%
Accumulated three months since March 2024/2025	18.6%	n/a	6.0%

Banco Nación US$/$ exchange rate	912.0	1,032.0	1,205.0

Variation in the exchange rate
Annual / Interannual	255.3%	27.7%	32.1%
Accumulated six months	12.8%	n/a	16.8%
Accumulated three months since March 2024/2025	6.3%	n/a	12.2%

The National CPI has registered an increase of 39.4% as of June 30, 2025, as compared to June 30, 2024.

As disclosed in Note 16 to the unaudited condensed consolidated financial statements, on February 24, 2025, the Company acquired 99.999625% of the capital of TMA, exercising control over such company. Consequently, since then, the Company consolidates TMA, and, therefore, the Company's results for the six and three month periods ended June 30, 2025, reflect the results generated by TMA from the acquisition date. Accordingly, our results of operations for the six and three-month periods ended June 30, 2025, are not comparable to our results of operations for the six and three-month periods ended June 30, 2024.

2.	Telecom’s activities for the six-month period ended June 30, 2025 (“1H25”) and 2024 (“1H24”)

	1H25	1H24	Variation
	$ million		$ million	%
Revenues	3,357,004	2,324,104	1,032,900	44.4
Employee benefit expenses and severance payments	(803,339)	(549,934)	(253,405)	46.1
Interconnection and transmission costs	(94,450)	(74,385)	(20,065)	27.0
Fees for services, maintenance, materials and supplies	(425,083)	(319,234)	(105,849)	33.2
Taxes and fees with the Regulatory Authority	(289,138)	(180,302)	(108,836)	60.4
Commissions and advertising	(182,714)	(120,828)	(61,886)	51.2
Cost of equipment and handsets	(147,926)	(102,958)	(44,968)	43.7
Programming and content costs	(163,277)	(130,200)	(33,077)	25.4
Bad debt expenses	(66,223)	(49,192)	(17,031)	34.6
Other operating expenses, net	(177,701)	(106,813)	(70,888)	66.4
Depreciation, amortization and impairment of Fixed and intangible assets	(831,126)	(776,833)	(54,293)	7.0
Operating income (loss)	176,027	(86,575)	262,602	n/a
Losses from associates and joint ventures	(1,744)	(4,144)	2,400	(57.9)
Financial results from borrowings	(221,129)	1,564,261	(1,785,390)	n/a
Other financial results, net	5,765	228,403	(222,638)	(97.5)
Income (loss) before income tax	(41,081)	1,701,945	(1,743,026)	n/a
Income tax expense	(34,473)	(504,015)	469,542	(93.2)
Net income (loss) for the period	(75,554)	1,197,930	(1,273,484)	n/a

Net income (loss) attributable to:
Controlling Company	(83,792)	1,187,416	(1,271,208)	n/a
Non-controlling interest	8,238	10,514	(2,276)	(21.6)
	(75,554)	1,197,930	(1,273,484)	n/a
Earnings (loss) per share for income attributable to the Controlling Company - Basic and diluted (in Argentine pesos)	(38.9)	551.3

Adjusted EBITDA (1)	1,007,153	690,258	316,895	45.9

(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net income, less income tax, financial results (Financial results from borrowings and other financial results, net), losses from associates and joint ventures, and depreciation, amortization and impairment of Fixed and intangible assets. For further information on the use of adjusted EBITDA, see “Adjusted EBITDA”.

In 1H25, net loss amounted to $75,554 million (compared to a net income of $1,197,930 million in 1H24), representing (2.3)% of revenues (compared to 51.5% of revenues in 1H24). The higher loss in 1H25 compared to 1H24 was mainly due to a decrease in financial result net of $2,008,028 million which was partially offset by an increase in operating income of $262,602 million and a lower income tax expense of $469,542 million. The net loss contributed by TMA amounted to $14,023 million.

In 1H25, Adjusted EBITDA totaled $1,007,153 million, representing 30.0% of revenues. Adjusted EBITDA in 1H24 totaled $690,258 million, representing 29.7% of revenues. The increase of $316,895 million in 1H25 compared to 1H24 was mainly due to the consolidation of the results of TMA, which contributed $226,799 million, along with an increase of revenues.

•	Revenues

	1H25	1H24	Variation
	$ million		$ million	%
Mobile Services	1,604,897	937,473	667,424	71.2
Internet Services	744,556	582,878	161,678	27.7
Cable Television Services	386,699	338,872	47,827	14.1
Fixed and Data Services	394,652	308,555	86,097	27.9
Other services revenues	30,182	24,734	5,448	22.0
Subtotal Services revenues	3,160,986	2,192,512	968,474	44.2
Equipment revenues	196,018	131,592	64,426	49.0
Total Revenues	3,357,004	2,324,104	1,032,900	44.4

During 1H25 revenues increased 44.4% or $1,032,900 million compared to 1H24 amounting to $3,357,004 million. The increase in revenues was mainly due to the consolidation of TMA’s results as of June 30, 2025, which contributed $957,634 million of total revenues.

Services revenues amounted to $3,160,986 million in 1H25, representing a 44.2% increase compared to $2,192,512 million in 1H24. The contribution from the consolidation of TMA’s results amounted to $885,368 million and represented 94.2% of total revenues. Equipment revenues amounted to $196,018 million in 1H25 as compared to $131,592 million in 1H24, with TMA contributing $72,266 million, representing 5.8% of total revenues.

Revenues included $158,520 million and $888,227 million in 1H25 and 1H24, respectively related to the effect generated by the restatement in current currency as of June 30, 2025.

Consolidated revenues for 1H25 and 1H24 are comprised as follows:

Mobile Services

Mobile services revenues in 1H25 amounted to $1,604,897 million (an increase of $667,424 million or 71.2% as compared to 1H24), being the principal contributor to our total services revenues for 1H25 (50.8% of services revenues in 1H25 as compared to 42.8% in 1H24). Mobile internet services revenues accounted for 98% and 93% of total mobile service revenues in 1H25 and 1H24, respectively.

The effect generated by the restatement in current currency as of June 30, 2025, included in Mobile services revenues amounted to $67,065 million and $358,899 million in 1H25 and 1H24, respectively.

Mobile services revenues in Argentina amounted to $1,532,029 million (an increase of $684,175 million or 80.7% as compared to 1H24). This increase was mainly due to the consolidation of TMA’s results as of June 30, 2025, which contributed $572,126 million. Excluding the impact of the consolidation of TMA, the increase was mainly due to a 12.6% increase in the ARPU (average revenue per user), partially offset by a 1.3% decrease in the number of customers.

The ARPU for the segment “ICT Services provided in Argentina – Telecom Networks” amounted to $7,444.0 in 1H25 (compared to $6,613.4 in 1H24). The increase in ARPU is due to higher prices and less discounts granted during 1H25. The effect generated by the restatement in current currency as of June 30, 2025, included in ARPU amounted to $375.3 and $2,514.6 in 1H25 and 1H24, respectively.

Our mobile customers for the segment “ICT Services provided in Argentina – Telecom Networks” amounted to 20.9 million and 21.2 million as of June 30, 2025, and 2024, respectively. Out of the total mobile customers as of June 30, 2025, 61% were prepaid customers and 39% were postpaid customers, whereas as of June 30, 2024, 62% were prepaid customers and 38% were postpaid customers. We observed a change in customer behavior, resulting in a decrease in prepaid services customers of 2.8% and an increase of 1.1% in the postpaid services customers as of June 30, 2025. Additionally, the average churn rate per month amounted to 2.1% in 1H25 (compared to a 1.6% average in 1H24).

ARPU of Mobile Services in Argentina - Segment “ICT Services provided in Argentina – Telecom Networks”

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues—excluding out collect wholesale roaming, cell site rental and reconnection fees revenues and others (divided by six months) by the average number of customers during 1H25. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Argentina’s ARPU calculations presented in this Operating and Financial Review and Prospects as of June 30, 2025. Management believes that this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 1H25:

1H25
$ million
Total Mobile service revenues	959,903
Components of service revenues not included in the ARPU calculation: out collect (wholesale) roaming, cell sites rental, reconnection fees revenues and others	(2,362)
Adjusted total service revenues included in the ARPU calculation	957,541
Average number of customers during 1H25 (millions)	21.4
ARPU of Mobile Services in Argentina	7,444.0

Mobile services revenues generated in Paraguay amounted to $72,868 million in 1H25 (a $16,751 million or 18.7%% decrease compared to 1H24), this decrease is the result of a decrease in the ARPU measured in constant pesos, partially offset by the appreciation of the guaraní against the Argentine peso and an increase in the customer base.

Paraguay’s ARPU amounted to $6,292.0 in 1H25 (compared to $9,585.3 in 1H24), representing a 34.4% decrease. This decrease is due to the progressive reduction in the prepaid customer base and recharge levels, attributed to the widespread use of Wi-Fi networks, which impacted mobile data usage. Additionally, it is worth noting that mobile service prices, measured in constant pesos (as a result of the appreciation of the guaraní against the Argentine peso), did not increase in line with inflation, which reached 39.4% over the last twelve months.

In 1H25, the customer base in Paraguay amounted to 2.7 million customers, increasing a 10.1% compared to 1H24. This increases mainly due to the migration of customers from the prepaid to the postpaid segment and the acquisition of new customers because of marketing campaigns. Out of the total mobile customers as of June 30, 2025, 72% were prepaid customers and 28% were postpaid customers, whereas as of June 30, 2024, 74% were prepaid customers, and 26% were postpaid customers. The average churn rate per month amounted to 2.3% in 1H25 (compared to a 2.6% average in 1H24).

Internet Services

Internet services revenues amounted to $744,556 million in 1H25 (equivalent to 23.6% of total consolidated services revenues), increasing $161,678 million or 27.7% as compared to 1H24. The effect generated by the restatement in constant currency as of June 30, 2025, included in internet services revenues amounted to $34,825 million and $221,614 million in 1H25 and 1H24, respectively.

The increase in internet services revenues in Argentina in 1H25 was mainly due to the consolidation of TMA’s results as of June 30, 2025, which contributed $131,955 million. Excluding the impact of the consolidation of TMA, the increase was mainly due to the increase of 6.3% in the ARPU and 1.5% in the customer base.

The ARPU for the segment “ICT Services provided in Argentina – Telecom Networks” reached $23,755.4 in 1H25 as compared to $22,354.9 in 1H24. This increase in ARPU is mainly explained by the price increases for this service. The effect generated by the restatement in constant currency as of June 30, 2025 included in ARPU amounted to $1,216.4 and $8,483.1 as of June 30, 2025, and 2024, respectively.

The customer base for the segment “ICT Services provided in Argentina – Telecom Networks” increased amounting to 4.1 million customers as of June 30, 2025 (a 1.5% increase compared to June 30, 2024). The churn rate per month amounted to 1.2% and 1.9% in 1H25 and 1H24, respectively.

ARPU of Internet Services in Argentina - Segment “ICT Services provided in Argentina – Telecom Networks”

A monthly operational measure used in internet services is ARPU, which we calculate by dividing adjusted total service revenues -excluding connection and rehabilitation fees revenues and others- (divided by six months) by the average number of customers during 1H25. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Internet’s ARPU calculations presented in this operating and financial review and prospects as of June 30, 2025. Management believes that this measure is helpful in assessing the development of the subscriber base of Internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 1H25:

1H25
$ million
Total Internet service revenues	577,221
Components of service revenues not included in the ARPU calculation	(4)
Adjusted total service revenues included in the ARPU calculation	577,217
Average number of customers during 1H25 (millions)	4.1
ARPU of Internet service revenues in Argentina	23,755.4

Cable Television Services

Cable television services revenues amounted to $386,699 million in 1H25 (equivalent to 12.2% of total consolidated services revenues), increasing $47,827 million or 14.1% as compared to revenues in 1H24. The effect generated by the restatement in constant currency as of June 30, 2025, included in cable television services revenues, amounted to $18,731 million and $129,845 million in 1H25 and 1H24, respectively.

The increase in Cable television service revenues in 1H25 was mainly due to the consolidation of TMA’s results as of June 30, 2025, which contributed $34,110 million. Excluding the impact of the consolidation of TMA, the increase was mainly due to a 5.3 % increase in ARPU and 2.3% increase in customer base compared to June 30, 2024.

The ARPU for the segment “ICT Services provided in Argentina – Telecom Networks” amounted to $16,297.1 as of June 30, 2025, compared to an ARPU of $15,473.0 as of June 30, 2024. The increase in ARPU is due to higher prices and less discounts granted during 1H25. The effect generated by the restatement in constant currency as of June 30, 2025, included in ARPU amounts to $435.5 and $5,746.3 as of June 30, 2025, and 2024, respectively.

As of June 30, 2025, the customer base for the segment “ICT Services provided in Argentina – Telecom Networks” amounted to 3.2 million customers, increasing a 2.3% compared to June 30, 2024. This increase was driven by Flow Full and Flow Flex products. The last one, that is 100% digital (no decoder or installation is required) began to be marketed as a main product during 3Q24. Our Flow digital platform’s customer base reached 1.6 million and our Premium Package’s customer base amounted to 1.2 million as of June 30, 2025, a 2.1% increase compared as June 30, 2024. The average churn rate per month amounted to 1.5% and 1.8% in 1H25 and 1H24, respectively.

ARPU of Cable Television Services in Argentina - Segment “ICT Services provided in Argentina – Telecom Networks”

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues—excluding connection and administration fees, advertising services and others— (divided by six months) by the average number of customers during 1H25. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this operating and financial review and prospects as of June 30, 2025. Management believes that this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations of 1H25:

1H25
$ million
Total Cable television service revenues	310,001
Components of service revenues not included in the ARPU calculation: Connection and Reconnection fees and others	(161)
Adjusted total service revenues included in the ARPU calculation	309,840
Average number of customers during 1H25 (millions)	3.2
ARPU of Cable Television Services in Argentina	16,297.1

Fixed and Data Services

Revenues generated by fixed and data services amounted to $394,652 million in 1H25 (equivalent to 12.5% of total consolidated services revenues), increasing $86,097 million or 27.9% as compared to 1H24. The effect generated by the restatement in constant currency as of June 30, 2025, included in fixed and data services revenues amounted to $27,808 million and $119,486 million in 1H25 and 1H24, respectively.

The increase in Argentina of fixed and data services revenues in 1H25 was mainly due to the consolidation of TMA’s results as of June 30, 2025, which contributed $147,177 million. Excluding the impact of the consolidation of TMA, the decrease was mainly because the company has not been able to increase its prices to the same extent as the increase in inflation, considering an accumulated inflation in the last twelve months of 39.4% and a decrease in the fixed customer base of 1.0%.

As of June 30, 2025, the fixed telephony customer base totaled 2.7 million, of which 2.0 million were IP customers. This represents a 1.0% decrease compared to June 30, 2024, mainly driven by changes in customer consumption behavior.

Other services revenues

Other services revenues generated by other services amounted to $30,182 million, increasing $5,448 million or 22.0% compared to 1H24, representing 1.0% of total service revenues. The effect generated by the restatement in constant currency as of June 30, 2025, included in other services revenues amounted to $1,648 million and $9,283 million in 1H25 and 1H24, respectively.

These services include mainly revenues related to fintech services, revenues from billing remuneration and collection management on behalf of third parties, administrative revenues and revenues from the sale of advertising space, among others.

The variation in other service revenues was primarily driven by the growth of fintech services in Argentina, mainly due to the increased use of the digital wallet 'Personal Pay' and the expansion of its user base, which reached 4.2 million as of June 30, 2025, compared to 2.9 million as of June 30, 2024 — representing a 40.7% increase.

Equipment

Equipment revenues amounted to $196,018 million in 1H25 (an increase of $64,426 million or 49.0% compared to 1H24). This variation is mainly due to the consolidation of TMA’s results as of June 30, 2025, which contributed $72,266 million. Excluding the impact of the consolidation of TMA, the decrease was mainly due to the fact that the Company was unable to increase its prices during 1H25 to the same extent as the increase in inflation, despite the increase in the number of handsets sold.

The effect generated by the restatement in constant currency as of June 30, 2025, included in Equipment revenues amounts to $8,443 million and $49,100 million in 1H25 and 1H24, respectively.

•	Operating costs (without depreciation, amortization and impairment of Fixed and intangible assets)

	1H25	1H24	Variation
	$ million		$ million	%
Employee benefit expenses and severance payments	(803,339)	(549,934)	(253,405)	46.1
Interconnection and transmission costs	(94,450)	(74,385)	(20,065)	27.0
Fees for services, maintenance, materials and supplies	(425,083)	(319,234)	(105,849)	33.2
Taxes and fees with the Regulatory Authority	(289,138)	(180,302)	(108,836)	60.4
Commissions and advertising	(182,714)	(120,828)	(61,886)	51.2
Cost of equipment and handsets	(147,926)	(102,958)	(44,968)	43.7
Programming and content costs	(163,277)	(130,200)	(33,077)	25.4
Bad debt expenses	(66,223)	(49,192)	(17,031)	34.6
Other operating expenses, net	(177,701)	(106,813)	(70,888)	66.4
Total operating costs	(2,349,851)	(1,633,846)	(716,005)	43.8

Total operating costs without depreciation, amortization and impairment of Fixed and intangible assets totaled $2,349,851 million in 1H25, which represents an increase of $716,005 million or 43.8% compared to 1H24.

Operating costs contain $730,835 million corresponding to the consolidation of TMA’s results as of June 30, 2025.

The effect generated by the restatement in constant currency as of June 30, 2025, included in operating costs without depreciation, amortization and impairment of Fixed and intangible assets amounted to $142,728 million and $660,369 million in 1H25 and 1H24, respectively.

Main operating costs for 1H25 and 1H24 are comprised as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $803,339 million in 1H25, increasing $253,405 million or 46.1% compared to 1H24. The increase was mainly due to the consolidation of TMA’s results as of June 30, 2025, which contributed $252,997 million. Excluding the impact of the consolidation of TMA, the increase was mainly due to salary increases agreed upon by the Company with several trade unions for unionized employees, as well as for non-unionized staff, together with related social security charges. This was partially offset by lower severance payments and the effect of a reduction in net headcount (19,469 Company employees as of the end of 1H25, a decrease of 6.4% compared to 1H24).

The effect generated by the restatement in constant currency as of June 30, 2025, included in employee benefit expenses and severance payments amounted to $32,872 million and $210,804 million in 1H25 and 1H24, respectively.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for termination from third parties’ mobile networks, roaming and cost of international outbound calls and lease of circuits) amounted to $94,450 million in 1H25, increasing $20,065 million or 27.0% compared to 1H24. The increase was mainly due to the consolidation of TMA’s results as of June 30, 2025, which contributed $52,568 million. Excluding the impact of the consolidation of TMA, the decrease was mainly due to the new dynamics of the business that imply an optimization of links and sites and lower levels of interconnection traffic. Additionally, the increase in costs due to the rise in the exchange rate for services denominated in US dollars was lower than the accumulated inflation over the past twelve months of 39.4%.

The effect generated by the restatement in constant currency as of June 30, 2025, included in Interconnection and transmission costs amounted to $4,815 million and $29,447 million in 1H25 and 1H24, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $425,083 million in 1H25, increasing $105,849 million or 33.2% compared to 1H24. The consolidation of TMA’s results as of June 30, 2025, contributed $121,613 million. Excluding the impact of the consolidation of TMA, the decrease was mainly due to lower cost of maintenance, materials and supplies for $9,791 million and lower service fees for $6,158 million as compared to 1H24.

The effect generated by the restatement in constant currency as of June 30, 2025, included Fees for services, maintenance, materials and supplies amounted to $32,149 million and $138,280 million in 1H25 and 1H24, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, amounted to $289,138 million in 1H25, increasing $108,836 million or 60.4 % compared to 1H24. Taxes and fees with the Regulatory Authority represent 8.6% and 7.8% of revenues in 1H25 and 1H24, respectively. The increase was mainly due to the consolidation of TMA’s results as of June 30, 2025, which contributed $92,523 million. Excluding the impact of the consolidation of TMA, the increase is mainly explained by the impact of taxes on the respective services in relation to the sales associated with them in 1H25 compared to 1H24.

The effect generated by the restatement in constant currency as of June 30, 2025, included in Taxes and fees with the Regulatory Authority amounted to $12,450 million and $68,673 million in 1H25 and 1H24, respectively.

Commissions and advertising

Commissions and advertising amounted to $182,714 million in 1H25, increasing $61,886 million or 51.2% compared to 1H24. The increase was mainly due to the consolidation of TMA’s results as of June 30, 2025, which contributed $58,241 million. Excluding the impact of the consolidation of TMA the increase was mainly due to advertising expenses related to Flow and Personal Pay product campaigns, higher financial discounts related to credit card transactions, and collection commissions, partially offset by lower agent commissions compared to 1H24.

The effect generated by the restatement in constant currency as of June 30, 2025, included in Commissions and advertising amounted to $7,779 million and $45,949 million in 1H25 and 1H24, respectively.

Cost of equipment

Cost of equipment amounted to $147,926 million in 1H25, increasing $44,968 million or 43.7 % compared to 1H24. The increase was mainly due to the consolidation of TMA’s results as of June 30, 2025, which contributed $53,751 million. Excluding the impact of the consolidation of TMA, the variation is explained by the fact that, although the number of mobile devices sold increased compared to 1H24, their costs did not increase in line with the accumulated inflation of 39.4% over the past twelve months.

The effect generated by the restatement in constant currency as of June 30, 2025, included in Cost of equipment amounted to $14,407 million and $55,325 million in 1H25 and 1H24, respectively.

Programming and content costs

Programming and content costs amounted to $163,277 million in 1H25, increasing $33,077 million or 25.4% compared to 1H24. The increase was mainly due to the consolidation of TMA’a results as of June 30, 2025, which contributed $18,243 million. Excluding the impact of the consolidation of TMA, the increase corresponds to price increases mainly in Pack Fútbol (in line with the increase in the number of customers) and to a lesser extent in the rest of the signals.

The effect generated by the restatement in constant currency as of June 30, 2025, included in Programming and content costs amounted to $7,782 million and $52,143 million in 1H25 and 1H24, respectively.

Bad debt expenses

Bad debt expenses amounted to $66,223 million in 1H25, increasing $17,031 million or 34.6% compared to 1H24, representing 2.0 % and 2.1% of the revenues in 1H25 and 1H24, respectively. Bad debt expenses contain $20,924 million corresponding to the consolidation of TMA’s results as of June 30, 2025. Excluding the impact of the consolidation of TMA, the decrease is mainly due to continuing credit recovery actions.

The effect generated by the restatement in constant currency as of June 30, 2025, included in Bad debt expenses amounted to $2,672 million and $19,495 million in 1H25 and 1H24, respectively.

Other operating expenses, net

Other operating expenses, net (which include legal claims and contingent liabilities, energy and other public services, insurance, rentals and internet capacity, among others) amounted to $177,701 million in 1H25, increasing $70,888 million or 66.4% compared to 1H24. The increase was mainly due to the consolidation of TMA’s results as of June 30, 2025, which contributed $59,975 million. Excluding the impact of the consolidation of TMA, the increase was mainly due to higher charges in energy costs and insurance, partially offset by lower charges in rentals, legal claims, contingent liabilities and travel expenses.

The effect generated by the restatement in constant currency as of June 30, 2025, included in Other operating expenses, net amounted to $27,802 million and $40,253 million in 1H25 and 1H24, respectively.

Depreciation, amortization and impairment of fixed and intangible assets

Depreciation, amortization and impairment of Fixed and intangible assets amounted to $831,126 million in 1H25, an increase of $54,293 million or 7.0% compared to 1H24.

Depreciation, amortization and impairment of Fixed and Intangible Assets for 1H25 contained $196,700 million corresponding to the consolidation of TMA’s results. Excluding the impact of the consolidation of TMA, the decrease is due to the effect of those assets that ended their useful life after June 30, 2024, partially offset by the impact of depreciation and amortization of registrations after that date, which, in turn, decreased compared to last year.

The effect generated by the restatement in constant currency as of June 30, 2025, included in depreciation, amortization and impairment of Fixed and intangible assets amounts to $621,140 million and $682,943 million in 1H25 and 1H24, respectively.

•	Operating income (loss)

Operating income amounted to $176,027 million compared to an operating loss of $86,575 million in 1H25 and 1H24, respectively. Representing an increase of $262,602 million as compared to 1H24. Operating income / (loss) represented 5.2 % and (3.7) % of revenues in 1H25 and 1H24, respectively.

Operating income for 1H25 includes $30,099 million corresponding to the consolidation of TMA´s results.

•	Financial results, net

	1H25	1H24	Variation
	$ million		$ million	%
Interests on borrowings	(130,919)	(74,063)	(56,856)	76.8
Remeasurement in borrowings	1,533	(103,189)	104,722	n/a
Foreign currency exchange gains / (losses) on borrowings	(91,743)	1,741,513	(1,833,256)	n/a
Total financial results from borrowings	(221,129)	1,564,261	(1,785,390)	n/a
Other foreign currency exchange gains	19,957	211,153	(191,196)	(90.5)
Fair value losses on financial assets at fair value through profit or loss	(30,730)	(21,020)	(9,710)	46.2
Other interests, net	20,434	11,462	8,972	78.3
RECPAM	61,065	108,005	(46,940)	(43.5)
Other	(64,961)	(81,197)	16,236	(20.0)
Total other financial results, net	5,765	228,403	(222,638)	(97.5)
Total financial results, net	(215,364)	1,792,664	(2,008,028)	n/a

Telecom incurred a financial loss, net of $215,364 million in 1H25 (compared to a gain of $1,792,664 million in 1H24). Financial results, net contain a loss of $23,279 million corresponding to the consolidation of TMA’s results as of June 30, 2025.

The variation in financial results, net for 1H25 was mainly explained by a higher loss from foreign exchange differences, measured in real terms, amounting to $2,024,452 million (this was driven by an inflation rate of 15.1% versus an appreciation of the U.S. dollar against the Argentine peso of 16.8% (compared to an inflation rate of 79.8% and a U.S. dollar appreciation of 12.8% in 1H24), higher interest on borrowings of $56,856 million due to new loans taken during 1H25, partially offset by a higher remeasurement in borrowings gain of $104,722 million due to the maturity of ONs in UVA which reduced the balance of principal owed and, therefore, the associated finance charges.

•	Income tax benefit (expense)

Telecom’s income tax includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom, and (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax versus financial accounting criteria, including the income tax inflation effect.

Income tax expense amounted to $34,473 million in 1H25 compared to $504,015 million in 1H24. It includes the following effects: (i) current tax expenses, Telecom’s generated $223,343 million tax expense in 1H25 (compared to an expense of $7,721 million in 1H24), (ii) regarding the deferred tax in 1H25, Telecom recorded a deferred tax benefit of $188,870 million compared to an expense of $496,294 million in 1H24.

Income tax benefit (expense) contains $20,843 million corresponding to the consolidation of TMA’s results as of June 30, 2025.

•	Net loss

Telecom recorded net loss of $75,554 million in 1H25 as compared to net income of $1,197,930 million in 1H24 and represented (2.3)% of revenues as compared to 51.5% in 1H24. The decrease in 1H25 compared to 1H24 was mainly due to a reduction in financial gains of $2,008,028 million, partially offset by an increase in operating income of $262,602 million and a decrease in income tax expense of $469,542 million.

Net loss attributable to controlling shareholders amounted to $83,792 million in 1H25 compared to net income of $1,187,416 million in 1H24.

Net income contains a loss of $14,023 million corresponding to the consolidation of TMA´s results as of June 30, 2025.

•	Adjusted EBITDA

An important operational performance measure used by the Company’s Chief Operating Decision Maker (as this term is defined in IFRS Accounting Standard 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, earnings (losses) from associates and joint ventures and depreciation, amortization and impairment of Fixed and intangible assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of property, plant and equipment (PP&E) and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS Accounting Standards (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning. Accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net income to Adjusted EBITDA:

	1H25	1H24	Variation
	$ million		$ million	%
Net income (loss) for the period	(75,554)	1,197,930	(1,273,484)	n/a
Income tax expense	34,473	504,015	(469,542)	(93.2)
Other financial results, net	(5,765)	(228,403)	222,638	(97.5)
Financial results from borrowings	221,129	(1,564,261)	1,785,390	n/a
Losses from associates and joint ventures	1,744	4,144	(2,400)	(57.9)
Operating income (loss)	176,027	(86,575)	262,602	n/a
Depreciation, amortization and impairment of Fixed and intangible assets	831,126	776,833	54,293	7.0
Adjusted EBITDA	1,007,153	690,258	316,895	45.9

Our consolidated Adjusted EBITDA amounted to $1,007,153 million in 1H25, representing an increase of $316,895 million or 45.9% as compared to 1H24. Adjusted EBITDA represented 30.0% of our total consolidated revenues in 1H25 and 29.7% in 1H24.

Adjusted EBITDA contains $226,799 million corresponding to the consolidation of TMA’s results as of June 30, 2025.

Liquidity and Capital Resources

•    Sources and Uses of Funds

We expect the main sources of Telecom Argentina’s liquidity in the short term to be cash flows from Telecom Argentina’s operations and cash flows from financing from third parties, which may include accessing to domestic and international capital markets and obtaining financing from financial institutions. Telecom Argentina’s principal uses of cash flows are expected to be capital expenditures, operating expenses, dividend payments to its shareholders, payments of borrowings and for general corporate purposes. Telecom Argentina expects working capital, funds generated from operations, dividend payments from its subsidiaries and financing from third parties to be sufficient. Telecom Argentina has accessed the domestic and international capital markets during 2025 to refinance its outstanding debt, as necessary.

•    Borrowings Developments during 1H25

a)	Bank and other financing entities loans

Recent developments of Borrowings for the six-month period ended June 30, 2025, are detailed below:

1)	Notes

Series	Currency	Amount involved (in millions)	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date
24	US$	800	May 28, 2025	May 28, 2033	In two installments: (i) 50% in May, 2032, and (ii) 50% in May, 2033	9.25%	Semiannually

2)	Bank and other financing entities loans

The acquisition of TMA was financed by Telecom through two loans totaling US$1,170 million (net of issuance costs US$1,142 million, equivalent to $1,364,891 million in current currency as of June 30, 2025). Its main characteristics are:

Entities	Currency	Principal residual nominal value	Residual nominal value	Maturity date	Amortization	Interest rate	Spread	Interest payment date
		(in millions)	(in millions)
Syndicated loan	US$	970	320	02/2029	In one installment maturity date	Variable annual rate: SOF 3 months	between 4.00% and 7.00%	Quarterly basis
Bilateral loan	US$	200	66	between 02/2028 and 02/2030	Semiannually from 02/2028	Variable annual rate: SOF 3 months	4.00%	Quarterly basis

On May 29, 2025 the Company applied proceeds from Notes Series 24 to: (i) prepay a principal amount equal to US$650 million and interest equal US$0.3 million under the Syndicated Loan (equivalent to $782,177 million in current currency as of June 30, 2025) and, (ii) prepay a principal amount equal to US$134 million and interest equal to US$0.1 million under the Bilateral Loan (equivalent to $161,002 million in current currency as of June 30, 2025). As of June 30, the outstanding balance of these loans amounts to $433,897 million.

For further information, see Note 7 to the unaudited condensed consolidated financial statements.

•	Cash Flow

The table below summarizes, for the six-months period ended June 30, 2025, and June 30, 2024, Telecom’s consolidated cash flows.

	1H25	1H24	Variation
	$ million
Cash flows from operating activities	686,868	458,218	228,650
Cash flows used in investing activities	(1,509,274)	(326,252)	(1,183,022)
Cash flows (used in) from financing activities	779,550	(221,674)	1,001,224
Net foreign exchange differences and RECPAM on cash and cash equivalents	7,432	(80,694)	88,126
Net Decrease in cash and cash equivalents	(35,424)	(170,402)	134,978
Cash and cash equivalents at the beginning of the year	366,376	400,456	(34,080)
Cash and cash equivalents at the end of the period	330,952	230,054	100,898

As of June 30, 2025, and June 30, 2024, we had $330,952 million and $230,054 million in cash and cash equivalents, respectively.

Cash flows from operating activities were $686,868 million and $458,218 million in 1H25 and 1H24, respectively.

Net cash from operating activities increased $228,650 million, or 49.9% in 1H5 compared to 1H24, primarily due to an increase in net income adjusted for non-cash income and expense of $512,214 million, partially offset by (i) a $282,486 million increase in net cash outflows in connection with changes in our assets and liabilities and (ii) a $1,078 million increase in cash outflows used to pay income tax.

The increase in net cash payments related to changes in assets and liabilities was mainly due to an increase in payments of accounts payable and other tax charges, primarily due to cancellations of foreign currency debts partially offset by an increase from cash flows related to trade receivables.

Cash flows from operating activities contain $72,064 million corresponding to the consolidation of TMA as of June 30, 2025.

Cash flows used in investing activities were $1,509,274 million and $326,252 million in 1H25 and 1H24, respectively.

In 1H25, cash flows used in investing activities mainly included payments for acquisition of TMA, net of cash acquired of $1,140,955 million, payments for acquisitions of PP&E and Intangible assets of $461,830 million and payments for investments not considered as cash and cash equivalents of $51,200 million, partially offset by proceeds from sale investments not considered as cash and cash equivalents of $127,846 million.

In 1H24, cash flows used in investing activities mainly included payment for investments not considered as cash and cash equivalents of $266,159 million and payments for acquisitions of PP&E and Intangible assets of $263,692 million, partially offset by proceeds from sale investments not considered as cash and cash equivalents of $204,561 million.

Cash flows used in investing activities contain $54,292 million corresponding to the consolidation of TMA as of June 30, 2025.

Cash flows from (used in) financing activities were $779,550 million and $(221,674) million in 1H25 and 1H24, respectively.

In 1H25, cash flows from financing activities included proceeds from borrowings for $2,531,849 million, partially offset by payments for borrowings, interest, DFI and related expenses and leases liabilities for $1,741,152 million and dividend payments for $11,147 million.

In 1H24, cash flows used in financing activities included payments for borrowings, interest, DFI and related expenses and leases liabilities for $578,885 million and dividend payments for $11,053 million, partially offset by proceeds from borrowings for $368,264 million.

Cash flows from (used in) financing activities contain $(28,674) million corresponding to the consolidation of TMA as of June 30, 2025.

•	Liquidity

The liquidity position of Telecom is and will be significantly dependent on its operating performance, its indebtedness and capital expenditure programs, if any.

Working Capital

Operating Working Capital is a non-GAAP measure, defined as the difference between the Company’s operating current assets and operating current liabilities. The management believes that this measure is useful for assessing the company’s efficiency in managing its short-term assets and liabilities and ensuring operational continuity. For reconciliation of Operating Working Capital to the most directly comparable IFRS measure, see “Reconciliation.”

Net Current Financial Liability is a non-GAAP measure, defined as the difference between the Company’s financial assets and financial liabilities. The management believes that this measure is useful for assessing our solvency and liquidity because it provides a view of our ability to meet its short- and long-term financial obligations. For reconciliation of Net Current Financial Liability to the most directly comparable IFRS measure, see “Reconciliation.”

Working Capital is a non-GAAP measure, defined as the difference between our current assets and current liabilities. The management believes that this metric is useful for measuring our short-term financial health and operational efficiency and assessing our ability to manage our liquidity and sustain our operational activities. For reconciliation of Working Capital to the most directly comparable IFRS measure, see “Reconciliation.”

Telecom’s working capital breakdown and its main variations are disclosed below:

	June 30, 2025	December 31, 2024	Variation
	$million
Trade receivables	728,369	340,678	387,691
Other receivables (without DFI)	154,027	51,512	102,515
Inventories	120,503	69,569	50,934
Current liabilities (not considering borrowings)	(1,846,323)	(1,019,380)	(826,943)
Operating working capital-negative	(843,424)	(557,621)	(285,803)

Cash and cash equivalents	330,952	366,376	(35,424)
Other receivables: DFI	377	-	377
Investments	45,837	38,654	7,183
Current borrowings	(1,371,973)	(1,234,692)	(137,281)
Net Current financial liability	(994,807)	(829,662)	(165,145)
Assets classified as held for sale	492	2,031	(1,539)
Negative working capital (current assets—current liabilities)	(1,837,739)	(1,385,252)	(452,487)
Liquidity rate (current assets/ current liabilities)	0.43	0.39	0.04

Telecom has a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E and Intangible assets) for longer terms than it provides to its customers. As a result, Telecom has a negative working capital, which amounted to $1,837,739 million as of June 30, 2025 (increasing $452,487 million compared to December 31, 2024).

Negative working capital contains $82,582 million corresponding to TMA as of June 30, 2025.

During 2024 and 2025, Telecom obtained funds from the financial market to refinance part of its loans in order to optimize their terms, rates, and structure. Telecom will continue its strategy of refinancing its borrowings to extend contractual terms and achieve lower financing costs, thus covering its negative working capital.

Reconciliation:

In addition to our financial information that has been prepared and presented in accordance with IFRS Accounting Standards, these this operating and financial review and prospect as of June 30, 2025, contain certain “non-GAAP financial measures” (as defined in Item 10(e) of Regulation S-K under the Securities Act). These measures include Adjusted EBITDA, Operating Working Capital, Net Current Financial Liability and Working Capital. Our management believes these financial reporting measures to be useful indicators of our operational performance and liquidity. Our calculation of these non-GAAP financial measures may be different from the calculations used by other companies, including our competitors in the telecommunications industry, and therefore, our measures may not be directly comparable to those of other companies.

For our definition of Adjusted EBITDA and its reconciliation to the most directly comparable IFRS measure, see “Depreciation, amortization and impairment of Fixed and intangible assets—Adjusted EBITDA” herein.

For our definitions of (i) Operating Working Capital; (ii) Net Current Financial Liability and (iii) Working Capital, see “Working Capital” herein.

The following tables show a reconciliation of (i) Operating Working Capital; (ii) Net Current Financial Liability and (iii) Working Capital, in each case the most directly comparable IFRS Accounting Standard measure:

(i)	Operating Working Capital

	As of June 30, 2025	As of December 31, 2024
	$ million
Trade receivables (current)	728,369	340,678
Other receivables (current)	154,404	51,512
Other receivables DFI (current)	(377)	-
Inventories	120,503	69,569
Current liabilities (without borrowings)	(3,218,296)	(2,254,072)
Borrowings (current)	1,371,973	1,234,692
Operating working capital - negative	(843,424)	(557,621)

(ii)	Net Current Financial Liability

	As of June 30, 2025	As of December 31, 2024
	$ million
Current liabilities	(3,218,296)	(2,254,072)
Trade payables	938,478	511,821
Salaries and social security payables	317,280	260,421
Income tax liabilities	144,094	5,248
Other taxes payables	207,212	104,349
Dividend payables	799	790
Leases liabilities	124,290	85,783
Other liabilities	68,595	46,498
Provisions	45,575	4,470
Cash and cash equivalents	330,952	366,376
Other receivables - current (DFI)	377	-
Investments (current)	45,837	38,654
Net Current financial liability	(994,807)	(829,662)

Negative Working Capital

	As of June 30, 2025	As of December 31, 2024
	$ million
Current assets	1,380,557	868,820
Current liabilities	3,218,296	2,254,072
Negative working capital (current assets — current liabilities)	(1,837,739)	(1,385,252)

The Company has an excellent credit rating and diverse sources of financing, relying on various instruments and offerings from leading institutions, to diversify its current financing structure, which includes access to the capital markets and obtaining very competitive bank loans in terms of terms and financial cost, in all cases, both nationally and internationally, with the objective of covering its investments, working capital and other general corporate purposes and refinancing part of its loans.

•	Compliance with covenants

The Company complies with a) the EBITDA/ Interest Net ratio and b) the Net Debt/EBITDA ratio established in the loan agreements in force as of June 30, 2025, and is also in compliance with the rest of the covenants established.

Capital Expenditures

CAPEX and Rights of use assets additions composition 1H25 and 1H24 are as follows:

	1H25	1H24	Variation
	$ million		$ million	%
PP&E	430,744	289,612	141,132	48.7
Intangibles assets	50,445	23,515	26,930	n/a
Total CAPEX	481,189	313,127	168,062	53.7
Rights of use assets	92,053	127,366	(35,313)	(27.7)
Total CAPEX and Right of use asset additions	573,242	440,493	132,749	30.1

Our main CAPEX projects are related to the expansion of cable television and Internet services in order to improve the transmission and speed offered to customers; the deployment of 4G and the expansion of 5G services to support the growth of mobile Internet services, and improvement of the quality service.

In terms of infrastructure, during 2025 we have continued to improve the services we provide by deploying the 4G / LTE network, together with the technological reconversion of our 2G / 3G networks to 4G and LTE, and the deployment of fiber optics to connect homes with Broadband, which also had an impact on fixed and data network.

The deployment of 4G/LTE reached a coverage of 97% of urban population. Additionally, we reached a coverage of 98% of the population of major cities of Argentina. Our customers with access to our 4G network, according to the latest benchmark of June 30, 2025, carried out by Ookla, perceived a better service experience reaching average speeds of 86Mbps, compared to 55Mbps as of June 30, 2024. In addition, approximately 85% of the calls are made by Volte, a technology that allows making and receiving voice calls over the 4G Network with substantial improvements in audio and video quality. During the first half of 2025, the Company continued the expansion of its 5G network, incorporating 218 new sites.

Additionally, we continued to deploy mobile sites connectivity in order to achieve better quality and capacity, replacing radio links with high-capacity fiber optics connections. Finally, the plan to connect remote and low-density areas through satellite backhaul continued.

Total CAPEX and Right of use asset additions contain $132,492 million corresponding to TMA as of June 30, 2025.

3.	Telecom’s activities for the three-month period ended June 30, 2025 (“2Q25”) and 2024 (“2Q24”)

	2Q25	2Q24	Variation

	$ million		$ million	%
Revenues	1,911,678	1,193,554	718,124	60.2
Operating costs without depreciation, amortization and intangible assets	(1,383,648)	(845,698)	(537,950)	63.6
Depreciation, amortization and impairment of Fixed and intangible assets	(470,631)	(391,207)	(79,424)	20.3
Operating income / (loss)	57,399	(43,351)	100,750	n/a
Losses from associates and joint ventures	(1,842)	(1,898)	56	(3.0)
Other financial results, net	(322,390)	282,825	(605,215)	n/a
Income (loss) before income tax	(266,833)	237,576	(504,409)	n/a
Income tax benefit (expense)	92,472	(155,508)	247,980	n/a
Net income (loss) for the period	(174,361)	82,068	(256,429)	n/a

Net income (loss) attributable to:
Controlling Company	(178,207)	76,134	(254,341)	n/a
Non-controlling interest	3,846	5,934	(2,088)	(35.2)
	(174,361)	82,068	(256,429)	n/a
Earnings (losses) per share for income attributable to the Controlling Company - Basic and diluted	(82.7)	35.4

Adjusted EBITDA (1)	528,030	347,856	180,174	51.8

(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net income, less income tax, financial results (Financial results from borrowings and other financial results, net), losses from associates and joint ventures, and depreciation, amortization and impairment of Fixed and intangible assets. For further information on the use of adjusted EBITDA, see “Adjusted EBITDA”.

It should be noted that the Company's results of operations for the three-month period ended June 30, 2025 reflect the results generated by TMA and, accordingly, are not comparable to our results of operations for the three-month period ended June 30, 2024, when TMA had not yet been acquired.

Revenues in 2Q25 amounted to $1,911,678 million and operating costs (without depreciation, amortization and impairment of fixed and intangible assets) amounted to $1,383,648 million, therefore, adjusted EBITDA amounted to $528,030 million (equivalent to 27.6% of consolidated revenue in 2Q25 vs. 29.1% in 2Q24). Depreciation, amortization and impairment of fixed and intangible assets amounted to $470,631 million (equivalent to 24.6% of consolidated revenues) and operating loss amounted to $57,399 million (equivalent to 3.0% of consolidated revenue in 2Q25 compared to (3.6) % in 2Q24).

Services revenues amounted to $1,798,213 million in 2Q25 -equivalent to 94.1% of consolidated revenues, and equipment revenues amounted to $113,465 million in 2Q25 –equivalent to 5.9% of consolidated revenues.

Mobile services revenues amounted to $947,429 million in 2Q25 –equivalent to 52.7% of consolidated services revenues– which were mainly generated by customers in Argentina.

Internet services revenues amounted to $402,750 million in 2Q25 –equivalent to 22.4% of consolidated services revenues.

Cable television services revenues amounted to $203,643 million in 2Q25 –equivalent to 11.3% of consolidated service revenues– and they are mainly composed of services revenues provided in Argentina and Uruguay.

Finally, Fixed and data services revenues amounted to $230,482 million in 2Q25 –equivalent to 12.8% of consolidated service revenues.

Operating costs without depreciation, amortization and impairment of fixed and intangible assets amounted to $1,383,648 million in 2Q25, being the main components, employee benefit expenses and severance payments (amounted to $499,245 million); fees for services, maintenance, materials and supplies (amounted to $242,729 million); taxes and fees with the Regulatory Authority (amounted to $168,378 million); commissions and advertising (amounted to $107,140 million) and Other operating costs (amounted to $104,985 million).

Financial results, net amounted to $322,390 million in 2Q25, mainly due to net foreign exchange gains, measured in real terms, amounting to $222,772 million, interests on borrowings amounting to $78,869 million, other taxes and bank expenses amounting to $32,632 million, the fair value losses on financial assets at fair value through profit or loss of $28,647 million, losses from remeasurement in borrowings amounting to $4,769 million, and other financial results amounting to $20,299 million, partially offset by and the net gain on restatement in constant currency amounting to $25,000 million.

The income tax benefit for 2Q25 was $92,472 million and the Company obtained a net loss of $174,361 million for that period ((9.1)% of revenues). Net loss attributable to controlling company amounted to $178,207 million in 2Q25.

The following table shows the reconciliation of Net income to Adjusted EBITDA:

	2Q25	2Q24	Variation
	$ million		$ million	%
Net income (loss)	(174,361)	82,068	(256,429)	n/a
Income tax benefit (expense)	(92,472)	155,508	(247,980)	n/a
Other financial results, net	10,478	(37,443)	47,921	n/a
Financial results from borrowings	311,912	(245,382)	557,294	n/a
Losses from associates and joint ventures	1,842	1,898	(56)	(3.0)
Operating income / (loss)	57,399	(43,351)	100,750	n/a
Depreciation, amortization and impairment of Fixed and intangible assets	470,631	391,207	79,424	20.3
Adjusted EBITDA	528,030	347,856	180,174	51.8

4.	Trend information

During the first half of 2025, in a context of gradual macroeconomic stabilization and decelerating inflation, Telecom Argentina maintained its strategy of consolidating its position as a key player in the country’s digital ecosystem by integrating connectivity, technology services, and entertainment. Amid an environment showing early signs of recovery in sectors critical to the digital economy and an incipient improvement in investor confidence, the Company continued to execute its roadmap focused on sustainable growth.

With a comprehensive service offering and an active investment policy, Telecom advanced in the expansion and modernization of its infrastructure, supporting the evolution of digital demand with a focus on efficiency, quality, and technological capacity.

One of the most significant milestones during the first half of the year was the acquisition of Telefónica Móviles Argentina (TMA), completed on February 24 for US$1,245 million. This transaction—one of the largest private infrastructure investments in the country during the year—reflects a global trend of consolidation in the telecommunications industry. The Company is currently engaged in institutional dialogue with regulatory authorities, supporting a technical and rigorous review in compliance with international standards and competition principles.

Another key highlight of the period was the international issuance of Class 24 Notes made by Telecom in May and July, for an aggregate principal amount of US$1,000 million. This transaction enhances the Company’s financial strength and supports its growth strategy, aligned with both current and future technological challenges.

The Company’s digital platforms continue to expand. Flow has reaffirmed its leadership in the entertainment segment, adding features that enhance the customer experience—most notably the launch of Flow+, a flexible entertainment offering that includes any two subscriptions from Pack Fútbol, HBO, Disney+ Premium, and Universal+, which may be switched every 30 days under a single plan. Personal Pay continues to strengthen its position within the regional fintech ecosystem. In parallel, the Company maintains active operations in Paraguay, Uruguay, and Chile, supporting the digital transformation of both consumers and businesses.

Telecom is at the forefront of implementing the GSMA Open Gateway initiative, which promotes the opening of network capabilities through standardized APIs. Through its Openxpand platform, the Company is fostering this new digital economy by developing solutions related to security, identity, and user experience across various industries. This technological approach is complemented by a long-term vision that positions sustainability as a strategic pillar: energy efficiency and the use of renewable energy, circular economy practices, and the development of digital talent are integral to the Company’s ongoing commitment to responsible growth.

Looking ahead, Telecom will continue to support the country’s digital transformation through investments aimed at strengthening infrastructure, driving technological innovation, and expanding its service ecosystem in line with the evolution of the competitive landscape.

Carlos Moltini
Chairman of the Board of Directors

CORPORATE INFORMATION

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
2Q24	2,191.65	1,489.10	10.9
3Q24	2,090.00	1,560.00	12.3
4Q24	3,175.00	1,850.00	18.7
1Q25	3,400.00	2,515.00	17.0
2Q25	3,000.00	2,110.00	13.5

NYSE*

	Market quotation (US$/ADR)		Volume of ADRs
Quarter	High	Low	traded (in millions)
2Q24	9.65	6.89	15.9
3Q24	8.56	5.86	11.3
4Q24	13.81	7.49	14.7
1Q25	14.18	10.19	12.7
2Q25	11.40	8.77	13.2

* Calculated at 1 ADR = 5 shares.

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
General Hornos 690
(C1272ACK) Autonomous city of Buenos Aires
Republic of Argentina
https://inversores.telecom.com.ar/ar/es/contacto.html

Outside Argentina
JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11.
New York, NY10179 Attn: Depositary Receipts Group Tel: +1 212 622 5935

•	INTERNET http://institucional.telecom.com.ar/inversores/

•	DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 12, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations